UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

NatureTrak, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    California

    Date of Organization:

    December 31, 2019

Physical Address of Issuer:

2010-A Harbison Drive, Suite 507, Vacaville, California 95687, United States

Website of Issuer:

https://naturetrak.com

Is there a Co-Issuer? ____Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Series Seed 2A Preferred Stock Instrument, $0.001 par value per share

Target Number of Securities to be Offered:

20,491

Price (or Method for Determining Price):

$1.22

Target Offering Amount:

$24,999.02

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$999,790

Deadline to reach the Target Offering Amount:

December 1, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7 full-time employees.

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$141,285	$292,516
Cash & Cash Equivalents	$40,805	$184,610
Accounts Receivable	$0	$0
Short-term Debt	$479,329	$402,294
Long-term Debt	$610,800	$56,570
Revenues/Sales	$178,900	$20,962
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(894,948)	$(1,043,654)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 12, 2021

NatureTrak, Inc.



Up to $999,790 of Series Seed 2A Preferred Stock

NatureTrak, Inc. ("**NatureTrak,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $24,999 (the "**Target Offering Amount**") and up to a maximum amount of $999,790 (the "**Maximum Offering Amount**") of Series Seed 2A Preferred Stock, par value $0.001 (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 1, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested by you) in an Omnibus Series Seed 2A Preferred Stock Instrument, as further described below. Under the Omnibus Series Seed 2A Preferred Stock Instrument, Securities sold in this Offering will be deposited into each Investors' custodial account with Prime Trust, LLC, who will serve as the custodian (the "**Custodian**") for this Offering and reflect each Investors' beneficial interest in the Omnibus Series Seed 2A Preferred Stock Instrument in such Investors' individual custodial accounts. Investors will be required to establish, or verify that they already have, an account with Custodian in order to receive the Securities from this Offering. Each Investor must maintain a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.04	$6.00	$94.04
Maximum Individual Purchase Amount (3)(4)	$99,979	$5,998.74	$93,980.26
Target Offering Amount	$24,999.02	$1,499.94	$23,499.08
Maximum Offering Amount	$999,790	$59,987.40	$939,802.60

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://naturetrak.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/NatureTrak

The date of this Form C is August 12, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

NatureTrak, Inc. offers an enterprise platform providing cannabis banking-as-a-service. It was originally formed on May 15, 2017 in California as a limited liability company named NatureTrak LLC. On December 31, 2019, the Company converted from a California limited liability company to a California corporation and became NatureTrak, Inc.

The Company is located at 2010-A Harbison Drive, Suite 507, Vacaville, California 95687, United States.

The Company's website is https://naturetrak.com.

The Company is headquartered and conducts business in California. The Company also sells its products and services through the Internet and throughout the United States and the U.S. Virgin Islands.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/NatureTrak and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	20,491
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	840,163*
Maximum Amount of the Securities Offered	819,500*
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,639,172*
Price Per Security	$1.22
Minimum Individual Purchase Amount	$100.04 +
Maximum Individual Purchase Amount	$99,979 +
Offering Deadline	December 1, 2021
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurancethat we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We may depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if the companies to whom we delegate services do not perform to our and our customers' expectations. Our vendors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two third party vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key employees.

In particular, we are dependent on Jontae James, our Chief Executive Officer, William Martindale, our Chief Operating Officer, Daniel Fowkes, our Chief Revenue Officer, Jennie Martinez, our Chief Financial Officer and SeanKammerich, our Chief Technology Officer. The Company does not have employment agreements with any of these individuals and there can be no assurances that it will do so or that they will continue to be employed by the Companyfor a particular period of time. The loss of any of these named individuals, or a board of director or key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Additionally, consultants and advisors that we engage may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. Congress and the FDA may attempt to change the classification for marijuana and modify rules for the banking industry's ability to participate in the cannabis industry. Court actions and regulatory proceedings could occur which may change or alter our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

Investors will be required to purchase the Securities in this Offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the Offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must establish a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement. Additionally, an Investor must subscribe to the Offering in a manner that appoints Prime Trust as their custodian. While Investors will be able to receive a full refund of their consideration if they cancel their investment commitment, if the Investor wishes to transfer the Securities purchased in this Offering out of the Prime Trust custodial account, they may incur a fee.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Neither the Omnibus Series Seed 2A Preferred Stock Instrument (nor the Investor's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act, as amended, and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Series Seed 2A Preferred Stock Instrument, not our Series Seed 2A Preferred Stock or any other capital stock in the Company.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain shares of Series Seed 2A Preferred Stock, to be represented by a pro rata beneficial interest in an Omnibus Series Seed 2A Preferred Stock Instrument issued by the Company to the custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Custodian as legal record owner of the underlying Series Seed 2A Preferred Stock. The beneficial interest in the Omnibus Series Seed 2A Preferred Stock Instrument does not entitle Investors, excluding Prime Trust as the custodian, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange their beneficial interest for Series Seed 2A preferred Stock. Investors should carefully review the Subscription Agreement for Omnibus Series Seed Preferred Stock Instrument tounderstand the risks inherent in this investment vehicle.

Investors have no right to exchange their Beneficial Interest in the Omnibus Series Seed Preferred Stock Instrument for Series Seed 2A Preferred Stock in certificated form.

The Company reserves its sole discretion to exchange the Investor's Beneficial Interests in the Omnibus Series Seed Preferred Stock Instrument for Series Seed Preferred Stock in certificated form. Further, Investors have no right to remove the Series Seed Preferred Stock they hold a beneficial interest in from the custodian.

Investors purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Series Seed 2A Preferred Stock Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in the Omnibus Series Seed 2A Preferred Stock Instrument shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed 2A Preferred Stock Instrument (or the Investor's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed 2A Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in the Subscription Agreement be construed to confer on the Investorany of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed 2A Preferred Stock Instrument.

Investors Purchasing the Securities Are Required to Waive Certain Rights, and the Custodian will not exercise any discretion to vote the Securities and will be otherwise be required to vote the Securities in the same proportion as certain key holders of the Company under a certain voting agreement, and will waive rights as a "Major Investor" under a certain investors' rights agreement.

Prime Trust as the custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Subscription Agreement, the Omnibus Series Seed Preferred Stock Instrument and various transaction agreements, such as a certain voting agreement, with the Company, in each instance to the exclusion of each Investor. By executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain voting agreement with the Company and other stockholders, to agree to vote the Securities, including all securities of the Company that Prime Trust is entitled to vote for members of the Company's Board of Directors, including without limitation, all shares of the Company's common stock and preferred stock, by whatever name called, now owned or subsequently acquired by Prime Trust by virtue of the Subscription Agreement, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise, in the same proportion as certain key holders of the Company. As a result of the concentrated voting control in favor of such key holders, (i) they may be able to control matters requiring approval under such voting agreement, including with respect to the election of the Company's board of directors and (ii) they may be able to delay or prevent a change of control, in each instance, which may have a negative impact on the price of our common stock by discoursing third party investors or others from investing in the Company or otherwise making offers to purchase our securities. Furthermore, by executing the Subscription Agreement, each Investor will authorize Prime Trust, in its capacity as Custodian as legal record owner of the Series Seed Preferred Stock, and Prime Trust shall be required, under a certain investors' rights agreement with the Company and other stockholders, to waive any rights as a "Major Investor" (as defined in such agreement) (i) to inspect the Company's properties, examine the Company's books of accounts and records, and discuss the Company's affairs, finances, and accounts with the Company's officers; (ii) for the Company to deliver certain financial statements to Prime Trust; and (iii) to participate in any future stock issuances of the Company. As a result, no Investor will have any right of inspection or to such financial statements under such investors' rights agreement, and an Investor may need to seek alternative methods to obtain information, which may not result in the same access provided to other stockholders under such investors' rights agreement. Lastly, other stockholders qualifying as a "Major Investor" under such investor's rights agreement may exercise their respective right to participate in future stock issuances of the Company, which may dilute an Investor's stockholdings in the Company.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the Securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Series Seed 2A Preferred Stock Instrument (and the Investor's Beneficial Interest therein), and the underlying securities, have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offered will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price may not reflect the actual market price for the Securities.

The Offering of Securities at $1.22 per share by us was determined arbitrarily and the pre-money valuation of the Company arising from such price per share in this Offering is $13,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities, or our common stock. The market price for our common stock, if any, may decline below the price at which the Securities are offered. Historically, smaller companies can experience more extreme price and volume fluctuations than larger companies which could have had a negative effect to us.

The price of the Securities and our common stock may be volatile. In addition to the risk factors described in this Section and elsewhere in this Form C, factors that may cause the price of the Securities and our common stock to fluctuate include, but are not limited to:

- announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;
- changes in our financial estimates and projects;
- variations in quarterly operating results;
- the overall performance of the equity markets;
- general economic conditions;
- terrorist acts;
- litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors;
- future sales of our securities; and
- investor perception of us and the industries in which we operate.

Investors and the Securities will be subject to transfer restrictions.

During the period commencing on the date of the final prospectus relating to the Company's closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, and ending on the date specified by the Company and the managing underwriter (the "Lock-up Period"), which such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions, neither Prime Trust nor any Investor may, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. Additionally, the Securities, and any rights therein, including the Beneficial Interest therein, the Omnibus Series Seed 2A Preferred Stock Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred by the Subscriber except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities 15 and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed 2A Preferred Stock Instrument), the Transaction Agreements (as defined in the Omnibus Series Seed 2A Preferred Stock Instrument) and applicable law.

The Company has the right to impose stop transfer instructions with respect to registrable Securities held by Prime Trust and Investors (and the underlying Series Seed 2A Preferred Stock or securities of every other person subject to such restriction) until the end of the Lock-up Period.

The Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Investor (and the underlying Series Seed 2A Preferred Stock or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period, and the Company has an obligation to place a legend reading substantially as follows on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Investors (and the underlying Series Seed 2A Preferred Stock or securities of the Company held by every other person subject to restriction relating to the Lock-up Period):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE

OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Description of the Business

NatureTrak provides cannabis banking-as-a-service: a full suite of Federal and State examiner-tested compliance tools for any financial institution to safely and profitably bank cannabis-related businesses. Our enterprise risk management platform enables financial institutions to bank Marijuana, CBD, and Hemp with confidence by giving them full transparency and risk analysis for the business activities and operations of their commercial cannabis clients.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and exploring new direct revenue opportunities. The Company aims to achieve profitability in 2022 and is projected to break even on a monthly basis in the next 10-12 months. The capital we raise here will empower us to expand our sales and marketing efforts and explore new business opportunities as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Marijuana Anomaly Detection (MAD)	AI risk-management solution that aggregates the data from cannabis supply chain operations, and fully integrates with financial institutions core software and/or AML (anti-money laundering) software. MAD aggregates complex transactional risk as defined by state specific cannabis laws and guidelines. Solving the key issues facing cannabis-related businesses, the financial institutions that bank them and the government regulators that oversee it all.	B2B: Enterprise software direct to financial institutions
Track and Trace	Provides cannabis licensee verification, and cannabis product supply-chain track and trace, as required by emerging adult-use regulatory standards in California and nationwide. A state of the art SaaS platform, custom built for the legalized cannabis industry - offering transparency, authentication, and eCommerce at every step from seed to sale.	B2B: Enterprise software direct to government and regulatory authorities

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Several competitors offer "compliance" software that validate/legitimize cannabis deposits and withdrawals within 30 to 90 days. This time delay happens for several reasons including, among other things, due to manual data entry and the exchanging of invoices and purchase orders. NatureTrak addresses a need to have real-time validation/legitimization by integrating with, and aggregating data from, several software suites used by financial institutions and cannabis industry businesses that enable our banking customers to scale. We give the banking system the ability to audit, verify and bank cannabis companies with full transparency and regulatory compliance. Thanks to NatureTrak - regulators, operators and banks have the ability to conduct legal cannabis business with confidence.

Customer Base

We sell our compliance tools directly to financial institutions banking Marijuana, CBD or hemp. Our focus today is credit unions located states where recreational use of marijuana is legal. There are over 15 States that have legalized recreational marijuana and 31 States have legalized medical marijuana. There are another 13 States expected to legalize recreational or medical marijuana use in 2021.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the naturetrak.com and copaceticstrategies.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. The Company's business is highly dependent on the regulatory climate towards the recreational and medicinal use of cannabis. Currently, 15 States have legalized recreational marijuana and 31 States have legalized medical marijuana. There are another 13 States expected to legalize recreational or medical marijuana use in 2021.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,499.94	6%	$59,987.40
Sales and Marketing (1)	50%	$12,499.51	50%	$499,895
Research & Product Development (2)	25%	$6,249.76	25%	$249,947.50
Infrastructure (3)	19%	$4,749.81	19%	$189,960.10
Total	**100%**	**$24,999.02**	**100%**	**$999,790**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds to create brand awareness, market development and product positioning. We will also expand our sales team and channel partner engagement.

(2) We will continue to invest heavily in technology and product development. Proceeds will also be used to develop a technology roadmap.

(3) These proceeds will be used to build out the Company's infrastructure. We expect to hire additional employees to assist with administrative and operational functions.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS*

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jontae James	Chief Executive Officer and Director	Chief Executive Officer and Director of NatureTrak, Inc., 2017 – Present Responsible for strategy, business development, marketing, project management, product development, fundraising, general CEO duties and Q/A testing.	University of Saint Francis, B.A, Marketing, 2003
Daniel Fowkes	Chief Revenue Officer and Director	Chief Revenue Officer and Director of NatureTrak, Inc., 2020 – Present Responsible for strategy, business development and marketing. Executive Vice President, Revelar Health, 2015-2020 Responsible for defining and executing market and sales strategies to launch and distribute Revelar worldwide.	Stanford University, B.A, Economics, 1990
Sean Kammerich	Chief Technology Officer	Chief Technology Officer of NatureTrak, Inc., 2020– Present Responsible for product development, design and delivery for cannabis banking. Senior Software Engineer, VSP Vision Care, 2018-2019 Responsible for insurance broker portal technical oversight and development. Senior Java Developer, Informatix, Inc., 2015-2018 Responsible for technical oversight and development	California State University, B.S., Computer Science, 2003
Jennie Martinez	Chief Financial Officer	Chief Financial Officer of NatureTrak, Inc., 2020 – Present Responsible for all finance functions within the organization including financial reporting, forecasting/budgeting, HR compliance and controls.	Cal State Fullerton, B.A., Business Administration and Accounting, 2004

		J. Lee Financial, 2017-Present Provides executive level consulting and fractional CFO services to start-ups and growth companies in several industries including Fintech, SAAS and professional services.	
William Martindale	Chief Operating Officer	Chief Operating Officer of NatureTrak, Inc., 2017– Present Responsible for financial matters, treasurer duties, legal support, fundraising, HR matters, administrative matters, corporate matters, product development and Q/A testing. COO at Kynetics, LLC, 2017-Present Responsible for strategy, sales, project management, financial matters, legal support, administrative and corporate matters.	Continuing Education: Solano and Napa Colleges
Ken Tallo	Director	Director of NatureTrak, Inc., 2019 – Present Responsible for strategy and oversight. Partner, Winning Streak Ventures, 2020-Present Responsible for running due diligence and advising startups on business strategy and technology developments. Board Member, Sacramento Angels, 2016-Present Responsible for guiding the organization on business matters, and assisting with administrative efforts related to the organization charter as an investment group.	Lousiana State University, B.A, Electrical Engineering, 1985

Paul Bush	Director	Director of NatureTrak, Inc., March 2021 – present	N/A
		Responsible for strategy and oversight.	
		Manager, CBF Enterprise Holdings LLC, 2016-Present	
		Responsible for asset management and identifying investment opportunities.	

*The size of the Board, and election of directors, is subject to a Voting Rights Agreement between the Company and certain shareholders, dated March 22, 2021.

Biographical Information

Jontae James: Jontae is the founder of NatureTrak and the visionary for its enterprise risk management platform for financial institutions banking commercial cannabis. He has consulted with government agencies to build track-and-trace solutions, creating proprietary algorithms to uncover unusual or suspicious activity in the supply chain. Jontae has over 15 years in government and enterprise SaaS supply chain management. Prior to NatureTrak, he was Co-founder of Bluntli, a digital licensing platform in the cannabis industry which specialized in patient and entity license verification. Bluntli was the first of several track and trace technologies to bring transparency and visibility into the emerging cannabis market.

Daniel Fowkes: Dan has over 30 years of experience in building and leading enterprise technology sales and marketing organizations, with a track record of driving significant growth leading to IPO's or acquisitions. He is a seasoned executive, successfully defining and executing on strategy in early stage companies, driving rapid growth in markets ranging from small and mid-size businesses up to and including the Fortune 500. His methodologies have secured high-margin, continuous revenue streams in rapidly changing software and services environments.Dan holds a Bachelor's Degree in Economics from Stanford University.

Sean Kammerich: Sean is a programmer, systems architect and product visionary. Sean can take a business vision and turn it into a fully developed product. He is experienced in leading development teams to rapid and results-oriented outcomes. A veteran of Apple, Intel and VSP he has over a decade of experience in all technical, leadership and stakeholder communications of product development.

Jennie Martinez: Jennie is a licensed CPA and experienced CFO with more than 15 years of experience in finance and accounting, with a successful record of developing startup companies in both the technology and service sectors. Jennie began her career in public accounting with Ernst & Young and Moss Adams. She worked as VP of Finance and CFO before founding J. Lee Financial in 2017. As an outsourced CFO, Jennie services small and mid-sized companies to establish stability, build infrastructure and support growth. Jennie serves on several boards and was past president of the Sacramento Chapter of Financial Executives International. In 2016, Jennie was one of Sac Business Journal's "CFO of the Year" honorees and in 2019, she was recognized as one of Sacramento's "40 under 40".

William Martindale: Will is a co-founder of NatureTrak and manages the Company's operations and administration. He is a veteran of technology companies – with expertise in Information Technology. Prior to NatureTrak, in 2021 he Co-founded Kynetics, LLC in Sunnyvale, CA. Before Kynetics, he was Director of Technology and IT systems for 11 years at Wunder-Bar.

Ken Tallo: Ken has a long history of entrepreneurship, angel investing, and advisory roles for companies within markets such as FinTech, healthcare, marketing and advertising, manufacturing technology, consumer products, and intellectual property licensing. Ken currently serves on several Boards where he has taken companies from early concept formation through successful exit. Ken is currently a Managing Partner at Winning Streak Ventures, an early-stage venture fund. He is a board member of NatureTrak, Sacramento Angels, ParsePay and Sparck. Ken is also the Founder/President of Pinnacle Enterprises (a non-profit). In prior roles, he served as a Partner with Xinova Corp (business & technology firm) and 17 years with Intel Corporation where he held several senior level positions in the IOT (Internet of Things) Group and Intel Capital.

Paul Bush: Paul is a seasoned angel investor and entrepreneur. He is also a lead Investor at NatureTrak.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, all directors and officers have entered into indemnification agreements with the Company.

Employees

The Company currently has seven (7) full-time employees. The Company also utilizes consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 19,690,000 shares of common stock, par value $0.001 per share, consisting of 16,000,000 shares of Voting Common Stock and 3,690,000 shares of Non-Voting Common Stock (collectively, the "**Common Stock**") and 9,683,338 shares of preferred stock, par value $0.001 per share, consisting of 6,000,000 shares of Series Seed Preferred Stock, 3,000,000 shares of Series Seed 2A Preferred Stock and 683,338 shares of Series Seed 2B Preferred Stock (collectively, the "**Preferred Stock**"). Additionally, the Company has established a 2020 Incentive Plan for which 3,000,000 shares of Non-Voting Common Stock are authorized thereunder and 1,134,401 shares of Non-Voting Common Stock are available for issuance under the Plan. At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,000,000 shares of Voting Common Stock, 603,409 shares of Non-Voting Common Stock, 4,015,883 shares of Series Seed Preferred Stock, 840,163 shares of Series Seed 2A Preferred Stock and 683,338 shares of Series Seed 2B Preferred Stock will be issued and outstanding. If the Maximum Offering Amount is sold, 1,639,172 shares of Series Seed 2A Preferred Stock will be outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock at a later date. The issuance of such additional shares of Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	42.75%

Type	Non-Voting Common Stock
Amount Outstanding	603,409
Par Value Per Share	$0.001
Anti-Dilution	None
Voting Rights	Non-Voting
Other Material Terms	Upon the occurrence of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering, all outstanding Non-Voting Common Stock will convert into shares of Voting Common Stock on a 1:1 basis
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting Common Stock at a later date. The issuance of such additional shares of Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.30%

Type	Series Seed Preferred Stock
Amount Outstanding	4,015,883
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Yes
Other Rights	(a) 1.0x non-participating Liquidation Preference (after payment of the Series Seed 2 Liquidation Preference); (b) Converts into Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28.61%

Type	Series Seed 2A Preferred Stock
Amount Outstanding	819,672
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Weighted average anti-dilution protection
Other Rights	(a) 1.5x Liquidation Preference (pari passu basis with each other holder of Series Seed 2A Preferred Stock and Series Seed 2B Preferred Stock); (b) Converts into Common Stock (c) Holders subject to Voting Agreement and Investor Rights Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed 2A Preferred Stock at a later date. The issuance of such additional shares of Series Seed 2A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.84%

Type	Series Seed 2B Preferred Stock
Amount Outstanding	683,338
Par Value Per Share	$0.001
Voting Rights	1 vote per share (on an as-converted to Common Stock basis)
Anti-Dilution Rights	Weighted average anti-dilution protection
Other Rights	(a) 1.5x non-participating Liquidation Preference (pari passu basis with each other holder of Series Seed 2A Preferred Stock and Series 2B Preferred Stock); (b) Converts into Common Stock (c) Holders subject to Voting Agreement and Investors Rights Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed 2B Preferred Stock at a later date. The issuance of such additional shares of Series Seed 2B Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.87%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	1,262,190
Voting Rights	The holders of Options to purchase 1,262,190 shares of Non-Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase one share of Non-Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Non-Voting Common Stock at a later date. The availability of any shares of Non-Voting Common Stock issued pursuant to the exercise of such additional Options to purchase Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.99%

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	650,000
Voting Rights	The holders of Warrants to purchase Non-Voting Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Non-Voting Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Non-Voting Common Stock at a later date. The availability of any shares of Non-Voting Common Stock issued pursuant to the exercise of such additional Warrants to purchase Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.63%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loans from Related Parties*
Amount Outstanding	$132,727
Interest Rate and Amortization Schedule	2.5%
Description of Collateral	Unsecured
Maturity Date	December 31, 2028

* The breakdown is as follows: (i) $69,500 from Paul Bush, a director of the Company; (ii) $21,600 from Kenneth Tallo, a director of the Company; (iii) $5,480 from William Martindale, the Company's COO; and (iv) $36,146.85 from Goodees, Inc, an over 20% owner of the Company.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Goodees, Inc.*	3,000,000 shares of Voting Common Stock/137,500 shares of Series Seed Preferred Stock	27.24%
Bluntli, LLC**	3,000,000 shares of Voting Common Stock/121,750 shares of Series Seed Preferred Stock	27.10%

*No individual or entity owns more than 20% of this entity.
**Jordan Darling owns 40.78% of this entity and Jontae James, the Company's Chief Executive Officer, owns 34.95% of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

NatureTrak, Inc. was incorporated in California as a corporation on December 31, 2019. The Company was originally formed on May 15, 2017 in California as a limited liability company named NatureTrak LLC. On December 31, 2019, the Company converted from a California limited liability company to a California corporation and became NatureTrak, Inc.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of July 31, 2021, the Company had an aggregate of $380,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily. This Offering is part of a Series Seed 2 offering the Company commenced in March 2021 using a $13 million valuation. The Company has raised to date $1,000,000 out of $2,500,000 authorized by the Company's Board of Directors. This Offering will fill $1,000,000 and the remaining $500,000 will be raised outside of this Offering in a Concurrent Offering as noted in the section titled "*Offering*" herein.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$1,400,000	4,015,833	Research & Development and General Working Capital	Various dates between September 27, 2017 and December 18, 2019	Reg. D Rule 504
SAFE*	$500,000	10	Research & Development and General Working Capital	January 8, 2020; March 4, 2020; March 20, 2020; July 17, 2020; July 20, 2020; August 12, 2020; September 15, 2020; November 18, 2020; December 29, 2020; January 19, 2021	Section 4(a)(2)
Series Seed 2A Preferred Stock	$1,000,000	819,672	Research & Development and General Working Capital	March 22, 2021	Reg. D Rule 506(b)
Series Seed 2B Preferred Stock*	N/A	683,338	Research & Development and General Working Capital	March 22, 2021	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	1,262,190	N/A	September 29, 2020; October 15, 2020; November 1, 2020; November 19, 2020; November 30, 2020; December 30, 2020.	Rule 701
Warrant to Purchase Common Stock	$0	650,000	N/A	August 13, 2018; August 13, 2019; November 20, 2020.	Reg. D Rule 506(b)

*The SAFEs were converted into Series Seed 2B Preferred Stock in March 2021 at a price of $0.7317 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) The Company loaned PBJ&J Enterprises, LLC, an entity owned by the Company's CEO and shareholder, Jontae James, the sum of $47,906 which was formalized into a long-term note receivable on December 15, 2020. The note matures on December 31, 2028 and has an interest rate of 2.5%.

(2) On December 15, 2020, the Company received unsecured loans from certain shareholders and executive officers, in the total amount of $132,727. The breakdown is as follows: (i) $69,500 from Paul Bush, a director of the Company; (ii) $21,600 from Kenneth Tallo, a director of the Company; (iii) $5,480 from William Martindale, the Company's COO; and (iv) $36,146.85 from Goodees, Inc, an over 20% owner of the Company. The loans bear interest at a rate of 2.5% per annum and have a maturity date of December 31, 2028.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $24,999.02 (the "**Target Offering Amount**") and up to a maximum amount of $999,790 (the "**Maximum Offering Amount**") of Series Seed 2A Preferred Stock Instrument (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by December 1, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company is concurrently undertaking to raise up to an additional $499,999.92 pursuant to Rule 506(b) of Regulation D by offering to sell up to 409,836 shares of the Company's Series Seed 2A Preferred Stock to accredited investors outside of this Offering (the "Concurrent Offering"). The terms of the Series Seed 2A Preferred Stock will be substantially identical to the Company's existing Series Seed 2A Preferred Stock described herein. No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.04 and the maximum amount that an Investor may invest in the Offering is $99,979, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such early closing date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, AND THE CUSTODIAN, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT AND THE CUSTODIAN MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S AND CUSTODIAN'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement for Beneficial Interest in Omnibus Series Seed 2A Preferred Stock Instrument Representing Economic Interest in the Series Seed 2A Preferred Stock and the Form of Omnibus Series Seed 2A Preferred Stock Instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company intends to appoint a transfer agent and registrar for the Securities prior to the closing of this Offering, although the Offering is not contingent on such appointment. If the Company is unable to make such appointment prior to the closing, it will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not entitle Investors to any dividends, except that if the Company declares, pays or sets aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Securities then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Securities in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Securities as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of Securities, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Securities determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the certain Securities original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Securities hereunder shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of Securities.

Voting and Control

The Investors shall have no (i) voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed 2A Preferred Stock Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed 2A Preferred Stock Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such Investor's subscription agreement, or otherwise, be construed to confer on any Investor any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed 2A Preferred Stock Instrument.

The Company is a party to a certain Voting Agreement, dated as of March 22, 2021 (the "VA"), under which the Company, Series 2A Seed and Series 2B Seed investors, and certain other stockholders agreed to, among other things (i) the size of the Company's board of directors; and (ii) certain voting provisions regarding the Company's board of directors.

The Company also is a party to a certain Investors' Rights Agreement, dated as of March 22, 2021 (the "IRA"), under which the Company granted to certain investors certain information rights and periodic delivery of financialstatements, rights to approve certain board of director matters and a right of first offer for certain future stock issuances.

The Company intends for the Custodian to execute the VA and IRA on behalf of each Investor, and the Custodian shall become bound by the terms and conditions thereof, except that the Custodian shall (i) vote any Preferred Stock (as defined in the VA) held by the Custodian in the same proportion as the Shareholders (as defined in the VA) vote their respective Preferred Stock (as defined in the VA) under the VA; and (ii) waive any rights of a Major Investor (as defined in the IRA) under the IRA.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company, other than as set forth in the Certificate of Incorporation.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as otherwise provided in the Certificate of Incorporation.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jontae James	
(Signature)	
Jontae James	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jontae James

(Signature)

Jontae James

(Name)

Director

(Title)

August 12, 2021

(Date)

/s/Daniel Fowkes

(Signature)

Daniel Fowkes

(Name)

Director

(Title)

August 12, 2021

(Date)

/s/Ken Tallo
_____
(Signature)

Ken Tallo
_____
(Name)

Director
_____
(Title)

August 12, 2021
_____
(Date)

/s/Paul Bush
_____
(Signature)

Paul Bush
_____
(Name)

Director
_____
(Title)

August 12, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NATURETRAK, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
NatureTrak, Inc.
Sacramento, California

We have reviewed the accompanying financial statements of NatureTrak, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2021
Los Angeles, California

NatureTrak, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 40,805	$ 184,610
Prepaids and other current assets	1,200	-
Amount due from related parties	99,280	107,906
Total current assets	**141,285**	**292,516**
Total assets	**$ 141,285**	**$ 292,516**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$ 120,265	$ 35,310
Deferred revenue	25,861	115,028
Current portion of Convertible Note	-	-
Current portion of Promissory Note and Loans	64,565	-
Other current liabilities	268,637	251,956
Total current liabilities	**479,329**	**402,294**
Promissory Note and Loans	171,800	56,570
SAFE	439,000	-
Total liabilities	**1,090,129**	**458,864**
STOCKHOLDERS EQUITY		
Common Stock	6,603	-
Preferred Stock	4,015	-
Additional Paid in Capital	2,009,464	-
Members' equity	-	1,907,630
Retained earnings/(Accumulated Deficit)	(2,968,925)	(2,073,978)
Total stockholders' equity	**(948,843)**	**(166,348)**
Total liabilities and stockholders' equity	**$ 141,285**	**$ 292,516**

See accompanying notes to financial statements.

NatureTrak, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 178,900	$ 20,962
Cost of goods sold	-	-
Gross profit	178,900	20,962
Operating expenses		
General and administrative	393,393	224,305
Research and development	529,723	649,195
Sales and marketing	150,731	191,116
Total operating expenses	1,073,847	1,064,616
Operating income/(loss)	(894,948)	(1,043,654)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(894,948)	(1,043,654)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (894,948)**	**$ (1,043,654)**

See accompanying notes to financial statements.

NatureTrak, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Members' equity	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	-	$ -	-	$ -	$ 1,058,180	$ -	$ (1,030,324)	$ 27,856
Members' contribution					849,450	-	-	849,450
Sharebased Compensation	-	-	-	-		-	-	-
Net income/(loss)	-	-	-	-		-	(1,043,654)	(1,043,654)
Balance—December 31, 2019	-	$ -	-		$ 1,907,630	$ -	$ (2,073,978)	$ (166,348)
Conversion from LLC into Corporation			4,015,183	$ 4,015	(1,907,630)	$ 1,903,615		-
Issuance of common stock	6,000,000	$ 6,000						6,000
Sharebased Compensation	-	-	-	-		39,474	-	39,474
Options exercised	603,409	603				66,375		66,978
Net income/(loss)	-	-	-	-		-	(894,948)	(894,948)
Balance—December 31, 2020	6,603,409	$ 6,603	4,015,183	$ 4,015	$ -	$ 2,009,464	$ (2,968,925)	$ (948,843)

See accompanying notes to financial statements.

NatureTrak, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(894,948)	$	(1,043,654)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared Based Compensation		39,474		-
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(1,200)		38,406
Amount due from related parties		8,626		(89,574)
Account Payables		84,955		35,310
Deferred revenue		(89,167)		115,028
Other current liabilities		16,681		220,973
Net cash provided/(used) by operating activities		**(835,577)**		**(723,510)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		-		849,450
Issuance of Common Stock		6,000		-
Options exercised		66,978		-
Borrowing on SAFE		439,000		-
Borrowing on Promissory Note		179,794		50,790
Net cash provided/(used) by financing activities		**691,773**		**900,240**
Change in cash		(143,805)		176,730
Cash—beginning of year		184,610		7,880
Cash—end of year	**$**	**40,805**	**$**	**184,610**
Cash paid during the year for interest	$	-	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for income taxes	$	-	$	-
Purchase of property and equipment not yet paid for	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

NatureTrak, Inc. was originally formed on May 15, 2017 in the state of California as NatureTrak LLC. During 2020, the company converted from LLC into a California C Corporation. The financial statements of NatureTrak, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sacramento, California.

NatureTrak provides cannabis banking-as-a-service: a full suite of Federal and State examine-tested compliance tools for any financial institution to safely and profitably bank cannabis-related businesses. Our enterprise risk management platform enables financial institutions to bank Marijuana, CBD, and Hemp with confidence by giving them full transparency and risk analysis for the business activities and operations of their commercial cannabis clients.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

NatureTrak,Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Our service and product revenue arise from contracts with customers with distinct performance obligations. These distinct performance obligations within our agreements may include some or all of the following:
- Cloud software services
- Implementation services
- Maintenance services

Customers are invoiced in advance of services performed and standard payment terms are generally net 30 days. No financing component or other variable consideration is offered in our contracts. Cloud software services are offered on a subscription basis in multi-year agreements and recognized ratably over the term of the contract once the customer is provisioned for the services. Implementation services are fixed price and revenue is recognized over time by utilizing the input method, which measures progress to completion by comparing work performed against total services promised in the contract. Revenues from Maintenance services are recognized ratably over the term of the contract.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $205,039 and $191,116, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 1,200	$ -
Total Prepaids and other current assets	**$ 1,200**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll liabilities	$ 267,037	$ 250,356
Tax liabilities	1,600	1,600
Total Other Current Liabilities	**$ 268,637**	**$ 251,956**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,500,000 shares of voting common share with $0.001 par value and 3,275,000 non-voting shares. As of December 31, 2020, 6,603,409 shares of voting common stocks have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of preferred shares with $0.001 par value. As of December 31, 2020, 4,015,183 shares of preferred shares have been issued and are outstanding.

5.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	4.82
Risk-free interest rate	0.34%
Expected volatility	42%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	- $	-	-
Granted	- $	-	
Execised	- $	-	
Expired/Cancelled	- $	-	-
Outstanding at December 31, 2019	- $	-	-
Exercisable Options at December 31, 2019	- $	-	-
Granted	1,953,515 $	0.11	9.15
Execised	- $	-	
Expired/Cancelled/Forfeited	(691,325) $	0.11	
Outstanding at December 31, 2020	1,262,190 $	0.11	9.15
Exercisable Options at December 31, 2020	852,563 $	0.11	9.15

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $39,474 and $0, respectively. The unamortized cost is $36,606 as of December 31, 2020.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes and loans. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Beneficial state bank - PPP loan	$ 96,848	1.00%	4/30/2020	4/27/2022	$ 565 $	565 $	64,565 $	32,283 $	96,848					
Promissory Note Payable- related parties	$ 139,517	2.50%	2018-2020	12/31/2028	$ 3,488 $	3,488	$	139,517 $	139,517	$ 1,414 $	1,414		$ 56,570 $	56,570
Total					$ 4,053 $	4,053 $	64,565 $	171,800 $	236,365	$ 1,414 $	1,414 $	-	$ 56,570 $	56,570

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 64,565
2022	32,283
2023	-
2024	
2025	
Thereafter	139,517
Total	**$ 236,365**

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	As of Year Ended December 31, 2020	2019
SAFE I-IX	Fiscal Year 2020	$ 2,000,000	$ 439,000	
Total SAFE(s)			**$ 439,000**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (283,258)	$ -
Valuation Allowance	283,258	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (491,518)	$ -
Valuation Allowance	491,518	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $949,256, and the Company had state net operating loss ("NOL") carryforwards of approximately $949,256. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

The Company loaned an entity owned by the CEO and shareholder $47,906 which was formalized into a long-term note receivable on December 15, 2020. The note matures on December 31, 2028 and has interest rate of 2.5%.

The Company executed a note with one of its executives for $51,374 on September 29, 2020. The proceeds were used to exercise stock options issued to the executive. The note matures on September 29, 2027 and carries an interest rate of 4.5%.

During 2018-2020, the company issued promissory notes to shareholders, in the total amount of $132,727. The notes bear interest rate of 2.5% and has maturity date on December 31, 2028. The entire amount is classified as long-term liability.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 19, 2021 the date the financial statements were available to be issued.

On March 24, 2021, the Company raised $1 million dollars in preferred stock from an existing investor.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $894,948, an operating cash flow loss of $835,577 and liquid assets in cash of $40,805, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	NatureTrak

Logo	

Headline	

Hero Image	

Tags	Black founders, Cannabis, Fintech, B2B, Legal tech, $1M+ raised

---

Pitch text	**Summary** • $1.5B in Cannabis-Related Transaction Enabled • $500M in Cash Deposits Processed • Federal & State Examine-Tested Platform • Raised a Total $3.4M To Date In Funding • Money2020 StartUp Academy 2019 • Awarded Track & Trace Government Contract in U.S.V.I.

Problem

The cannabis industry brings high risks

As cannabis becomes a growing industry in the United States, financial institutions are faced with navigating new risks. The emerging cannabis industry is complex and brings with it a need for innovative risk management and compliance solutions.



Simplifying this complex problem unlocks a $85B opportunity.

Financial Institutions banking cannabis businesses are exposed to significant legal, operational and regulatory risk. The cannabis industry is complex and existing risk management and compliance solutions provide inadequate transparency.

WITHOUT NATURETRAK

Solution

Cannabis banking made easy

NatureTrak allows financial institutions to track and manage their risks in real time, providing peace of mind for both cannabis operators and the banks that support them.



Enhancing the legitimacy of the cannabis industry through real-time transparency and risk management, empowering all stakeholders - from seed to bank.

Our Mission

NatureTrak provides **cannabis banking-as-as-service**, a full suite of federal and state examined-tested compliance tools for any financial institution considering banking cannabis. NatureTrak's enterprise risk management platform enables financial institutions to safely bank Marijuana, CBD and Hemp with confidence by giving them full transparency and risk analysis for the business activities and operations of their commercial cannabis clients.

WITH NATURETRAK

Product

Bringing confidence and clarity to the cannabis industry

NatureTrak was launched in May of 2017 to build a complete solution under which licensed cannabis companies could execute electronic transactions through its network of partners, banks, and credit unions.



For the Cannabis Operator

Banks have rigorous standards for which cannabis companies can become clients. Namely, banks often need to know down to the 1% ownership of companies. NatureTrak offers verification service to clients, giving peace of mind and assurance of organization.


DASHBOARD
TRANSACTIONS
CASH
CHECKS
ACH
WIRES
FUNDS TRANSFER
BILL PAY
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George Morrison
1 hours ago
Cannabis Cash Deposit for $250,000
David Johnson
5 hours ago
Cannabis Cash Deposit for $500,000
George Morrison
1 day ago
Fund Transfer for $250,000
Jan 7, 2021
David Johnson
Yo yo! I'd like to make a deposit
September 23, 2:34 PM
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2 days ago, 2:34 PM
David Johnson
$250,000 cash
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For the Bank

Financial institutions can pass federal audit checks by ensuring legitimacy for payments and deposits through cash flow management and inventory. Specifically, NatureTrak will match cash to an inventory system, keeping integrity and organization at the forefront.

Banks have core operating systems that have their own AML software. NatureTrak's software becomes or can also integrate with banks' AML, allowing them to manage workflow and liquidity. NatureTrak can also assign risk profiled to clients.

- The company has a machine learning tool that flags unusual behavior for cannabis clients anytime during the seed to sale process. The ML is built on knowledge of "what a distributor looks like," "what a retail storefront looks like," "what a manufacturer looks like", etc. It also automates the suspicious activity report process (SARS).

Our Technology

NatureTrak's platform is vertically integrated throughout the Cannabis-Related Businesses, supply chain, yet accessible by core banking systems.


The Westwood Farmacy
Overproduction
Manufacturing
MAD Detection
Distillate overproduction based on input starting material
Description: Typical deviating factors for overproduction during the distillation process could be an upgrade in extraction equipment, process efficiency, the physical property of the actual starting material, or a discrepancy in the THC percentage in the starting material.consectetu
Compliance Manager
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Canceled
Update detection
QUESTIONS TO ASK
Has there been any recent upgrade to your extraction equipment, or have you hired new staff?
What was the THC percentage in the starting material?
POSSIBLE ANSWERS
Has there been any recent upgrade to your extraction equipment, or have you hired new staff?
We use this type of starting material often, and yes there was a COA. The THC percentage in the starting material was 8%.
The projected production amount was greater than normal.
Expired
CCL01-0012345
Active

Our patent-pending Marijuana Anomaly Detection "MAD" technology is the most comprehensive cannabis rules-based AI Solution that fully integrates with banks.

MAD aggregates complex transactional risk, enabling banks to optimize compliance process and requirements defined by OFAC, FinCEN, & BSA as it relates to SARS.

Value Proposition

NatureTrak's enterprise risk management platform allows financial institutions to safely bank Marijuana, CBD and Hemp with confidence by giving them full transparency, risk analysis for the business activities and operations of their commercial cannabis clients.



Traction

Revenue is expected to top $1M in 2021

   

$1.2+ BILLION	**$500+** MILLION	**$100+** MILLION	**25+** THOUSAND
Total Transactions	Cash Deposits	Tax Payments	CRB Transactions

The product originally started out as a seed-to-sale tracking platform for cannabis with a government contact with the U.S. Virgin Islands. NatureTrak's business operations for its current product started in October 2019 and have already started generating meaningful revenue in 2020.

Financial Revenue Projections

Net revenue for 2020 is $179k, and is expected to top $1.2M for 2021.



We currently building a pipeline of several clients that have board approval for cannabis banking to become paying customers by 2022. We're also set to partner with a big four provider to help its consulting business perform forensic analysis on banks and governments.

Customers

Real testimonies from real people

Check out this interview with Chris Call, CEO of North Bay Credit Union and his experience with NatureTrak.

Remove the guesswork with NatureTrak's full suite of Federal & State examined tested compliance tools for financial institutions banking cannabis.

Business Model

NatureTrak captures up to $250K per bank partner from:

Zero-cost deposits. Fee income. Payment Processing.

We currently employ a shared revenue business model to the financial institutions. There is a $25k one-time implementation fee and a revenue share every transaction type (ACH, Cash, Checks, Wires) validated through the platform.

Based upon our pilot bank partners current deposit levels utilizing our platform:



Pilot Bank

500M in cash deposits

When they convert to the basis points/per deposit volume model:



Fees

Up to 1% on transactions
100bps annualized on average monthly deposits

At 10bps or 0.1% our revenue would be 500K for just one client:



Gross Revenue

Up to $5,000,000

The financial institution is able to increase the spread percentage up to 1 - 2% from the deposits, fee income and payment processing from cannabis clients. The increase in the spread - the interest rate banks pay depositors and the interest rate banks loan to consumers - is where we receive a bps fee.

Market

A $1.25B TAM with high projected growth

Market size

The explosive growth of cannabis-related businesses in the United States will drive the need for enhancement compliance and transparency for financial institutions.

- Total US illicit cannabis market reached an estimated $66 billion in 2021
- US cannabis sales in 2020- $20 billion & an estimated $35 billion by 2025
- The legal marijuana industry worth is expected to reach $82.9 billion by 2025



As cannabis becomes legal in more areas of the United States, NatureTrak is poised to capitalize on the upswing of the cannabis market.

At the end of 2020, over 650 depository institutions offered some form of cannabis banking. In addition, cannabis legislation has increased its support over the years in a number of states. Many traditionally conservative areas such as Florida have legalized the use of medical marijuana at the very least.

Monument in legalization

18 states have legalized recreational marijuana and 37 states have legalized medical marijuana. There are another 16 states expected to legalize recreational or medical marijuana in 2021.



RECREATIONAL

MEDICAL

EXPECTED

Why now?

SAFE (Secure and Fair Enforcement) Banking Act - The purpose of this Act is to increase public safety by ensuring access to financial services to cannabis-related legitimate businesses and services providers and reducing the amount of cash at such businesses.

MORE (Marijuana Opportunity Reinvestment and Expungement) Act - This would remove cannabis from the Controlled Substance Act.



Competition

We are the technology company building the compliance infrastructure for cannabis banking

Several competitors offer "compliance" software that verify cannabis deposits and withdrawals within 30 to 90 days. This time delay happens for several reasons including: manual data entry, exchanging of invoices and purchase orders, etc.

NatureTrak's - **cannabis banking-as-a-service** is a full suite of Federal and State examine tested compliance tools for financial institutions of all sizes to safely and profitably bank cannabis

NatureTrak addresses a need to have real-time validation by integrating with and aggregating data from several software suites used by financial institutions and cannabis industry businesses that enable our banking customers to scale.

We give the financial institutions the ability to audit, track, validate and bank cannabis companies with full transparency and regulatory compliance.

Thanks to NatureTrak - regulators, operators and banks have the ability to conduct legal cannabis business with confidence.

We are the technology company building the cannabis compliance infrastructure for cannabis banking.

	NatureTrak	GREEN CHECK	ICS	SAFE HARBOR	dama FINANCIAL	abaca	STANDARD	CLARION Compliance	shield compliance	CRB Monitor	docfox
BSA/AML Advisory	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗
Reporting	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗
Transaction Monitoring	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✗
Integration W/ METRC	✓	✓	✓	✗	✓	✓	✗	✗	✓	✗	✗
Account Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✗	✗
Payments	✓	✗	✗	✗	✓	✓	✗	✗	✗	✗	✗
Integration W/ Accounting	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Risk Scoring	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Pre-Deposit Verification	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗
Marijuana Anomaly Detection	✓	✗	✗	✗	✗	✗	✗	✗	✗	✗	✗

Vision

NatureTrak's approach to solving cannabis enterprise

In the near term, NatureTrak will mainly focus on refining the existing product and expanding into states that have already passed cannabis legislation.

In the long term, NatureTrak's goal is to allow cannabis businesses to be banked compliantly alongside other traditional forms of business.

The Plan for Revenue Growth



Product Market Fit **Validation** **Growth & Success** **Goal of Phase** Customer Success Market Acceptance Market Expansion **Target Market** Innovator/ Early Adopter Early Majority Late Majority **Process Approach** Plot Program/ Market Requirements Fulfillment Codify Sales Process Codify Sales process & Customer Systems **Sales Hiring** FI Network/ Referrals Sales Process Builder Domain Experts/ Experience **Demand Generator** Align to Customer Profile and Commitment Select Partners/ Target Messaging/ Focused Medium Multiple Media Channels/ Sales Driven/ Focused **Pricing** Customer Commitment/ Alignment Establish/ Stabilize Deal Economics Domain Experts/ Experience **Compensation** Customer Success Driven Customer Success/ Economic Modeling Market/ Competition

Investors

$3.4M raised to date

To support NatureTrak's mission, we've raised over $3.4M to date from notable investors including various angels and HNWI in Sacramento.

Past, Present & Future

2017-2019

- Raised $500k from Friends & Family
- Raised $1.4M Seed 1 Round
- Track & Trace Contract - Government of U.S.V.I. (Avera)
- First payment processing partnership (Vector Payments)
- Introduced "Marijuana Anomaly Detection" (MAD) - Money 2020
- Selected Top 20 FinTech Company - Money 2020

2020

- Raised $500K bridge round
- Contract w/Design Partner (NBCU) for PoC
- Implemented risk management solution into production at NBCU
- Raised $500K bridge round
- Hired Compliance Officer
- Hired Chief Revenue Officer
- $1.0 Billion in total transactions
- $500 Million in cash deposits
- $100 Million in tax payments
- Acquisition of Copacetic Strategies
- Strategic Alliance with Simplifya & HDCS

Timeline and Use of Capital

- 2Q-Q421: Scaling of Marketing/Sales/Customer Ops
- 3Q-Q421: Block Chain Integration
- 2Q-4Q21: General and Administrative
- 2020-'23: Scaling of Development Staff
- 2020-'23: Execute Product Development Road Map

Remaining Objectives

- Complete MMV v1 of BRM Platform
- Secure 5-10 pilot participants
- Develop C-baSS pipeline

Founders

An innovative entrepreneur, big on creating enterprise solutions



JONTAE JAMES

CEO & FOUNDER

15+ Years of government and enterprise consulting, management and integration

Action-oriented with a strong ability to communicate effectively with executive, consumer and business audiences.

Jontae has over 15+ years in government & enterprise SaaS sales and marketing. An innovative entrepreneur, big on creating enterprise solutions that address real world problems. Action-oriented with a strong ability to communicate effectively with executive, consumer and business audiences.

Prior to NatureTrak, he was Co-founder of Bluntli, a digital licensing platform in the cannabis industry which specialized in patient and entity license verification back in 2015. This was the first of several track and trace technologies to bring transparency and visibility into the emerging cannabis market. Jontae has led a boutique venture capital organization's sales and marketing for early-stage start-ups. He is passionate about entrepreneurship and launched a consumer-driven mobile app created to promote a more active, connected and productive employees called Your Out Of Office (YOOO!).

Along with a community building solution aimed towards entertainment industry & media agencies to develop business partners to align resources with social media platforms - celebrity campaigns, political media campaign, news releases, events and promotions. He holds a BA from University of St. Francis in business management.

Team

	Jontae James	CEO/Founder	15+ Years of government and enterprise consulting, management and integration. Action-oriented with a strong ability to communicate effectively with executive, consumer and business audiences.
	Dan Fowkes	Chief Revenue Officer	30+ years in enterprise software and rapid growth & surpassing company objectives leading to IPO's or acquisitions.
	Jennie Martinez	Chief Financial Officer	15+ years of finance and accounting leadership in the technology sector.
	Ariana Van Alstine	Cannabis Law Attorney	6+ years consulting as an attorney to cannabis & cannabis ancillary business. Taught cannabis licensing at McGeorge School of Law.
	Sean Kammerich	Chief Technology Officer	15+ years in development, management and system architecture.
	Will Martindale	Chief Operations Officer	15+ years in business and co-founder at Kynetics. Experience in IT, finance and operations.
	Rebecca Peltier	Q/A Engineer	
	Chris Agron	Digital Marketing	
	Jessie Wang	Engineer	
	Carmen Moreno	Community Manager	

Perks

$500	NatureTrak T-Shirt
$1,000	NatureTrak Hoodie
$2,200	Group zoom call with the Founder
$5,000	Group zoom demo of the platform with the Founder
$10,000	A personal, One-on-One zoom call with the Founder
$25,000	A personal, zoom call to meet the NatureTrak team

FAQ

What are the risks financial institutions face when banking cannabis related businesses?	Financial Institutions banking cannabis businesses are exposed to significant legal, operational and regulatory risk. The cannabis industry is complex and existing risk management and compliance solutions provide inadequate transparency.
What is Cannabis Banking As-A-Service?	A full suite of compliance tools for any financial institution to safely and profitably bank cannabis-related businesses.
What are compliance tools?	NatureTrak's compliance tools allows financial institutions to track their risks in real time and manage them. Enhancing the legitimacy of the cannabis industry through real-time transparency and risk management, empowering all stakeholders - from seed to bank.
What is NatureTrak's core product?	NatureTrak's core product is a risk-management tool for financial institutions that support cannabis companies. Through NatureTrak, customers can digitize cash, integrate API keys for business accounts, and leverage track and trace software. This can aggregate data from seed-to-sale tracking products and provides a dashboard for banks to manage risks for their products.
What is NatureTrak's enterprise risk management platform?	NatureTrak's enterprise risk management platform allows financial institutions to safely bank Marijuana, CBD and Hemp with confidence by giving them full transparency, risk analysis for the business activities and operations of their commercial cannabis clients.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

NATURETRAK, INC.

Subscription Agreement for
Beneficial Interest in Omnibus Series Seed 2A Preferred Stock Instrument
Representing Economic Interest in
Series Seed 2A Preferred Stock

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and NatureTrak, Inc., a California corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Series Seed 2A Preferred Stock Instrument attached hereto as Exhibit A (the "**Omnibus Series Seed 2A Preferred Stock Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $_____ (the "**Subscription Amount**") for the right to an indirect economic interest in certain shares of the Company's Series Seed 2A Preferred Stock (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Series Seed 2A Preferred Stock Instrument issued by the Company to the custodian designated in the Omnibus Series Seed 2A Preferred Stock Instrument, Prime Trust, LLC ("**Custodian**"), with Custodian as legal record owner of the Series Seed 2A Preferred Stock, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Series Seed 2A Preferred Stock Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Series Seed 2A Preferred Stock Instrument; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as Exhibit B; (v) the Company counter-signing this Agreement and the Omnibus Series Seed 2A Preferred Stock Instrument to the Custodian; (vi) the Custodian's execution and delivery, on behalf of the Subscriber, of the Voting Agreement, dated March 22, 2021, as a "Shareholder" for all purposes thereunder, in the form attached hereto as Exhibit C; (vii) the Custodian's execution and delivery, on behalf of the Subscriber, of the Investor Rights Agreement, dated as of March 22, 2021, as an "Investor" for all purposes thereunder in the form attached hereto as Exhibit D; and (ix) the Custodian's execution and delivery, on behalf of the Subscriber, of the Series Seed 2A Preferred Stock Purchase Agreement dated as of March 22, 2021, attached hereto as Exhibit E.

   (b) *Nature of Interest in Omnibus Series Seed 2A Preferred Stock Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series Seed 2A Preferred Stock Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Series Seed 2A Preferred Stock Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed 2A Preferred Stock Instrument, or (ii) any right to be deemed the legal record owner of the Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Series Seed 2A Preferred Stock Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Series Seed 2A Preferred Stock Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

   (a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Series Seed 2A Preferred Stock Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Series Seed 2A Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Series Seed 2A Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Series Seed 2A Preferred Stock Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Series Seed 2A Preferred Stock Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Series Seed 2A Preferred Stock Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Series Seed 2A Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Series Seed 2A Preferred Stock Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Series Seed 2A Preferred Stock Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Series Seed 2A Preferred Stock Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Series Seed 2A Preferred Stock Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Series Seed 2A Preferred Stock Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Series Seed 2A Preferred Stock Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Series Seed 2A Preferred Stock Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Series Seed 2A Preferred Stock Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series Seed 2A Preferred Stock Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for an Omnibus Series Seed 2A Preferred Stock Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Series Seed 2A Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber agrees, acknowledges, warrants and covenants that (1) the Custodian will and shall sign the (i) Voting Agreement dated as of March 22, 2021 (the "VA"), (ii) Investors' Rights Agreement, dated as of March 22, 2021 (the "IRA") and (iii) Series Seed 2A Preferred Stock Purchase Agreement dated as of March 22, 2021 (the "SPA") (collectively, the VA, IRA and SPA, the "Transaction Agreements") as legal record owner of the Series Seed 2A Preferred Stock; (2) the Subscriber shall have no rights under the Transaction Agreements; (3) the Subscriber hereby authorizes the Custodian to (A) covenant to vote any Shares (as defined in the VA) held by the Custodian in the same proportion as the Shareholders (as defined in the VA) vote their respective Shares (as defined in the VA) under the VA; (B) waive any right of a Major Investor (as defined in the IRA) under the IRA; and (C) the Subscriber hereby authorizes the Custodian to execute, deliver to the Company an executed counterpart signature page and/or version to the Company of, and become the legal record owner of the Series Seed 2A Preferred Stock and the legal party to the Transaction Agreements.

(s) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of Series Seed 2A Preferred Stock, the Omnibus Series Seed 2A Preferred Stock Instrument and the Beneficial Interest in accordance herewith, shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series Seed 2A Preferred Stock and the legal party to the Transaction Agreements, and (i) shall be deemed a "Shareholder" for all purposes under the VA; (ii) shall be deemed an "Investor" for all purposes under the IRA, dated as of March 22, 2021; and (iii) shall be deemed an "Investor" for all purposes under the Series Seed 2A Preferred Stock Purchase Agreement, dated as of March 22, 2021.

(t) The Custodian, as a condition to the effectiveness of this Agreement and the issuance and delivery of the Series Seed 2A Preferred Stock, the Omnibus Series Seed 2A Preferred Stock Instrument and the Beneficial Interest in accordance herewith, shall (i) covenant to vote any Preferred Stock (as defined in the VA) held by the Custodian in the same proportion as the Shareholders (as defined in the VA) vote their respective Preferred Stock (as defined in the VA) under the VA; and (ii) waive any right of a Major Investor (as defined in the IRA).

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Sacramento, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms as defined in the Omnibus Series Seed 2A Preferred Stock Instrument).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed 2A Preferred Stock Instrument), the Transaction Agreements and applicable law.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement, the Omnibus Series Seed 2A Preferred Stock Instrument, the Transaction Agreements, and each of their respective Schedules, Exhibits, Appendices, and any other documents appended, referenced, attached or incorporated thereto or therein, constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Series Seed 2A Preferred Stock Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Series Seed 2A Preferred Stock Instrument applicable to Holders.

(h) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Agreement and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
NATURETRAK, INC.	**PRIME TRUST, LLC,**

By: _____	By: _____
Name: Jontae James	Name:
Title: CEO	Title:
Date: _____	Date: _____
Address:	Address:
Email:	Email:

FORM OF OMNIBUS SERIES SEED 2A PREFERRED STOCK INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

NATURETRAK, INC.

OMNIBUS SERIES SEED 2A PREFERRED STOCK INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Series Seed 2A Preferred Stock Instrument Amount**"), NatureTrak, Inc., a California corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), _____ shares of the Company's Series Seed 2A Preferred, par value per share of $0.001 (the "Series Seed 2A Preferred Stock"), to be held by Prime Trust subject to the terms set forth below.

SEE <u>SECTION 2</u> FOR CERTAIN ADDITIONAL DEFINED TERMS.

1.   Instrument

This Omnibus Series Seed 2A Preferred Stock Instrument initially shall entitle each Subscriber to a beneficial ownership interest herein that represents the number of shares of the Company's Series Seed 2A Preferred Stock equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Omnibus Series Seed 2A Preferred Stock Instrument Amount; *times* (ii) the quotient of the Omnibus Series Seed 2A Preferred Stock Instrument Amount *divided by* $1.22 (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company, subject to the Company's Certificate of Incorporation, as amended and/or restated from time to time.

2.   Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Voting Common Stock, Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed 2A Preferred Stock and Series Seed 2B Preferred Stock.

"**Common Stock**" means the common stock, par value per share of $0.001, of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Series Seed 2A Preferred Stock Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. **Company Representations**

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Omnibus Series Seed 2A Preferred Stock Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Series Seed 2A Preferred Stock Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)	The performance and consummation of the transactions contemplated by this Omnibus Series Seed 2A Preferred Stock Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)	No consents or approvals are required in connection with the performance of this Omnibus Series Seed 2A Preferred Stock Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable shares of Series Seed 2A Preferred Stock pursuant to Section 1.

(e)	The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)	The Company has engaged, or shortly after the issuance of this Omnibus Series Seed 2A Preferred Stock Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Series Seed 2A Preferred Stock Instrument and the Capital Stock.

## 4.	Prime Trust Representations

(a)	Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Series Seed 2A Preferred Stock Instrument and to perform its obligations hereunder. This Omnibus Series Seed 2A Preferred Stock Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

## 5.	Transfer Restrictions

(a)	During the Lock-up Period, and otherwise subject to Section 7(f), neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)	The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAYBE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UPPERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Series Seed 2A Preferred Stock Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Series Seed 2A Preferred Stock Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTIONTHEREFROM.

(g) Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the shares of Series Seed 2A Preferred Stock, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the shares of Series Seed 2A Preferred Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of shares of Series Seed 2A Preferred Stock subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the shares of Series Seed 2A Preferred Stock, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the shares of Series Seed 2A Preferred Stock, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the shares of Series Seed 2A Preferred Stock as may be required by, or as is consistent with, the provisions of the articles of incorporation of the Company to fully reflect the effects of such split-up, combination or other reclassification of the shares of Series Seed 2A Preferred Stock, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the shares of Series Seed 2A Preferred Stock as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such shares of Series Seed 2A Preferred Stock. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the shares of Series Seed 2A Preferred Stock for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting, or consent in lieu of a meeting, at which the holders of the shares of Series Seed 2A Preferred Stock are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting or other form of consent in lieu of a meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of Series Seed 2A Preferred Stock shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting or consent rights by voting the shares held by it in accordance with the Voting Agreement, dated as of March 22, 2021 (the "VA"), as amended and/or restated from time to time in accordance therewith, in the same way as the Shareholders (as defined in the VA) vote their respective shares under the VA. Prime Trust will not exercise any discretion in voting any of the shares of Series Seed 2A Preferred Stock represented by the Beneficial Interests.

7. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Series Seed 2A Preferred Stock Instrument for Series Seed 2A Preferred Stock in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Omnibus Series Seed 2A Preferred Stock Instrument and any shares of Capital Stock issued pursuant to the terms of this Omnibus Series Seed 2A Preferred Stock Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Series Seed 2A Preferred Stock Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Series Seed 2A Preferred Stock Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Series Seed 2A Preferred Stock Instrument shall be considered legal record holder of the Series Seed 2A Preferred Stock and any shares of securities convertible therefrom, including the Common Stock.

(f)   Neither this Omnibus Series Seed 2A Preferred Stock Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Omnibus Series Seed 2A Preferred Stock Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Series Seed 2A Preferred Stock Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Subject to Section 5, this Omnibus Series Seed Preferred Stock Instrument and any rights herein, including the Beneficial Interest, shall not be assigned or transferred except (x) with the Company's written consent (which may be withheld, conditioned or delayed in its sole and exclusive discretion) or (y) without the Company's written consent when and if a registration statement which has been filed with the United States Securities and Exchange Commission under Section 12(g) of the Exchange Act is declared effective to enable the sale of any equity securities of the Company then-held by Subscriber to the public, which in results in such equity securities being listed and posted for trading or quoted on a recognized exchange, and such assignment or transfer is made in accordance and compliance with any applicable Lock-up Period (as defined in the Omnibus Series Seed 2A Preferred Stock Instrument), the Transaction Agreements and applicable law.

(g)   In the event any one or more of the terms or provisions of this Omnibus Series Seed 2A Preferred Stock Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Series Seed 2A Preferred Stock Instrument operate or would prospectively operate to invalidate this Omnibus Series Seed 2A Preferred Stock Instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Series Seed 2A Preferred Stock Instrument and the remaining terms and provisions of this Omnibus Series Seed 2A Preferred Stock Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Series Seed 2A Preferred Stock Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Series Seed 2A Preferred Stock Instrument or the Transaction Agreements, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures

("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Sacramento, California. Except as may be required by law or to protect a legalright, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) Each Holder has, and at all times under this Omnibus Series Seed 2A Preferred Stock Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Series Seed 2A Preferred Stock Instrument, the terms of this Omnibus Series Seed 2A Preferred Stock Instrument will control.

(l) Prime Trust shall execute, deliver to the Company an executed counterpart signature and/or version of, become the record owner or the Series Seed 2A Preferred Stock and the legal party to the Transaction Agreements, and (i) shall be deemed a "Shareholder" for all purposes under the VA; (ii) shall be deemed an "Investor" for all purposes under the Investors' Rights Agreement, dated as of March 22, 2021 (the "IRA"); and (iii) shall be deemed an "Investor" for all purposes under the Series Seed 2A Preferred Stock Purchase Agreement, dated as of March 22, 2021 (the "SPA" and together with the Voting Agreement and IRA, the "Transaction Agreements").

(m) Notwithstanding anything to the contrary in this Omnibus Series Seed 2A Preferred Stock Instrument or the Transaction Agreements, Prime Trust shall, and hereby does, (i) covenant to vote any Shares (as defined in the VA) held by Prime Trust under this Omnibus Series Seed 2A Preferred Stock Instrument in the same proportion as the Shareholders (as defined in the Voting Agreement) vote their respective Preferred Stock (as defined in the VA) under the VA; and (ii) waive any rights of a Major Investor (as defined in the IRA) under the IRA.

(n) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Omnibus Series Seed Preferred Stock Instrument and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Series Seed 2A Preferred Stock Instrument to be duly executed and delivered.

NATURETRAK, INC.

By:_____
    Name: Jontae James
    Title: CEO
    Address:
    Email:

PRIME TRUST, LLC,
As Custodian

By:_____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By:_____
Signature

_____
Print Name of Additional Signatory

By:_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

[Prime Trust Custodial Agreement]

EXHIBIT B

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:
a. This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.
b. As a self-directed Account, you acknowledge and agree that:
   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.
   ii. Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.
   iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:
The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

• Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.

• Statement Fee: $0.00 – there are no fees for electronically delivered and available statements

• Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary

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fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute   discretion.

4. ASSETS AND CUSTODY:
   a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.
   b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.
   c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.
   d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.
   e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.
   f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.
   g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.
   h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

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i.   Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j.   Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a.   Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b.   Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

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c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
    Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claimthis Account then the assets may be preserved in the Account for so long as possible, until a beneficiarymakes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceedsforwarded to such authorities as required by law or regulation).

110137893.7 0068322-00003

ii.   Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv.   Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1.   Disclaimer of Liability and Consequential Damages.
CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND

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SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
    ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
    Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
    Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime

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Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of PrimeTrust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime

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Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder's attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

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This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

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24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of_____day of_____, 2021 by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Anthony Botticella
Title: Chief Trust Officer

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Exhibit C

Voting Agreement

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

NATURETRAK, INC.

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement"), is entered into as of the 22 day of March, 2021, by and among NatureTrak, Inc., a California corporation (the "Company"), and the individuals and entities listed on Schedule A attached to this Agreement and who execute a counterpart signature page to this Agreement (individually, a "Shareholder" and collectively, the "Shareholders"). The Company and the Shareholders are referred to herein individually as a "Party" and collectively as the "Parties."

W I T N E S S E T H:

WHEREAS, certain of the Shareholders are purchasing shares of Series Seed 2 Preferred Stock of the Company (as defined in the Purchase Agreement) (the "Series Seed 2 Preferred Stock") pursuant to that certain Series Seed 2 Preferred Stock Purchase Agreement dated as of the date hereof (the "Purchase Agreement"); and

WHEREAS, the Company and the Shareholders desire to enter into this Agreement to provide for, among other things, the designation and election of members of the Board of Directors of the Company (the "Board of Directors").

AGREEMENT

NOW, THEREFORE, in consideration of the mutual premises contained herein, and for due consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Election of Directors. The Shareholders agree to Vote their Shares (as defined in Section 12 hereof) at any meeting of shareholders for the purpose of election of directors, or to sign or cause to be signed written consents in lieu thereof, to ensure that the size of the Company's Board of Directors shall be set and remain at five (5) directors and to provide for the election to the Company's Board of Directors, as follows:

(a)   One (1) individual nominated by the holders of the Company's Series Seed 2 Preferred Stock, as set forth in Section 2 hereof;

(b)   One (1) individual nominated by the holders of the Company's Series Seed Preferred Stock, as set forth in Section 2 hereof;

(c)   Two (2) individuals nominated by the holders of the Company's common stock (the "Common Stock") as set forth in Section 3; and

(d)   One individual nominated by the holders of the Company's Common Stock (the "Common Shareholders") and Preferred Stock as set forth in Section 4.

For the purposes of this Agreement, the term "Vote" shall include any exercise of voting rights whether at an annual or special meeting of shareholders of the Company or by written consent or in any other manner permitted by applicable law.

2.   Election of the Preferred Directors. During the term of this Agreement, the holders of the Company's Preferred Stock (the "Preferred Shareholders") agree to Vote all of their respective shares of Preferred Stock (as defined below) in the following manner:

(a)   At all shareholder meetings or in any written consent to elect the Series Seed 2 Preferred Director (as defined in the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate")), each Preferred Shareholder holding shares of Series Seed 2 Preferred Stock of the Company shall Vote all of such shares of Series Seed 2 Preferred Stock held by such Preferred Shareholder in favor of one person nominated by Lord Marketing and Consulting, LLC (the "Seed 2 Lead" and such nominee, the "Seed 2 Lead Nominee").

(b)   At all shareholder meetings or in any written consent to elect the Series Seed Preferred Director (as defined in the Restated Certificate), each Preferred Shareholder holding shares of Series Seed Preferred Stock of the Company shall Vote all of such shares of Series Seed Preferred Stock held by such Preferred Shareholder in favor of one person nominated by Kenneth Tallo (the "Seed Lead" and such nominee, the "Seed Lead Nominee").

(c)   In connection with any Vote or written consent to remove either the Series Seed 2 Preferred Director or the Series Seed Preferred Director from the Board of Directors, either with or without cause, each Preferred Shareholder shall Vote all shares of Preferred Stock held by such Preferred Shareholder as directed by Seed 2 Lead with respect to the Seed 2 Lead Nominee and as directed by Seed Lead with respect to the Seed Lead Nominee.

(d)   In the case of a vacancy in the office of either the Series Seed 2 Preferred Director or the Series Seed Preferred Director, whether by removal, resignation or otherwise, each Preferred Shareholder entitled to elect such director shall Vote all shares of Series Seed 2 Preferred Stock and/or Series Seed Preferred Stock, as applicable, held by such Preferred Shareholder (i) in the case of a vacancy in the office of the Seed 2 Lead Nominee, for a successor to hold such office for the unexpired term as nominated by Seed 2 Lead, and (ii) in the case of a vacancy in the office of the Seed Lead Nominee, for a successor to hold such office for the unexpired term as nominated by Seed Lead.

(e)   In the event that any director is elected to the Board of Directors as the result of the filling of a vacancy by members of the Board of Directors, then at any time thereafter, upon the written request of shareholders entitled to designate such director pursuant to this Section 2, the Company shall use its best efforts to cause, as promptly as is possible and in compliance with the Restated Certificate as the same may be amended from time to time and Bylaws, either a meeting of shareholders to be held or a written consent of shareholders to be circulated, in each case submitting to the Vote or written consent of shareholders, respectively, the proposed removal of such director and/or election of a substitute director in lieu thereof in accordance with this Agreement.

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(f)   Seed 2 Lead and the Preferred Shareholders holding shares of Series Seed 2 Preferred Stock agree and acknowledge that as of the date of this Agreement the initial Seed 2 Lead Nominee shall be Paul Bush.

(g)   Seed Lead and the Preferred Shareholders holding shares of Series Seed Preferred Stock agree and acknowledge that as of the date of this Agreement the initial Seed Lead Nominee shall be Kenneth Tallo.

3.   <u>Election of Common Directors</u>. During the term of this Agreement, the holders of the Company's Common Stock (the "<u>Common Shareholders</u>") agree to Vote all of their respective shares of Common Stock in the following manner:

(a)   At all shareholder meetings or in any written consent to elect the Common Director (as defined in the Restated Certificate), each Common Shareholder shall Vote all shares of Common Stock held by such Common Shareholder in favor of two nominees selected by the holders of a majority of the shares of Common Stock then outstanding (each a "<u>Common Nominee</u>").

(b)   In connection with any Vote or written consent to remove any Common Director, each Common Shareholder shall Vote all shares of Common Stock held by such Common Shareholder as directed by the holders of a majority of the shares of Common Stock then outstanding.

(c)   In the case of any vacancy in the office of the Common Directors, whether by removal, resignation or otherwise, such vacancy shall be filled in accordance with Section 3(a) above.

(d)   The Common Shareholders agree that as of the date of this Agreement the initial Common Nominees shall be Jontae James and Dan Fowkes.

4.   <u>Election of Joint Director</u>. During the term of this Agreement, the Shareholders agree to Vote all of their respective shares of Common Stock and Preferred Stock in the following manner:

(a)   At all shareholder meetings or in any written consent to elect the Joint Director (as defined in the Restated Certificate), each Shareholder shall Vote all shares of Common Stock and Preferred Stock held by such Shareholder in favor of one person with fintech or banking industry experience and who are unaffiliated with the Company or any Shareholder and who are mutually acceptable to the Common Nominee and the Seed 2 Nominee.

(b)   In connection with any Vote or written consent to remove the Joint Director, each Shareholder shall Vote all shares of Common Stock and Preferred Stock held by such Shareholder in accordance with the provisions of this Section 4. Each Shareholder agrees to Vote against the removal of the Joint Director unless so directed by the Common Nominee and the Seed 2 Lead Nominee.

(c)   In the case of any vacancy in the office of a Joint Director, whether by removal, resignation or otherwise, such vacancy shall be filled in accordance with this Section 4.

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5.   Covenants of the Company. The Company agrees to use its best efforts to ensure that the rights granted hereunder are effective and the parties hereto enjoy the benefits thereof. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination, election or removal of any director, or the filling of any vacancy in the office of a director, as provided herein, which shall include soliciting the Vote of the appropriate Shareholders upon the request of the group or entity entitled to nominate, elect or remove a director, or fill such vacancy, as provided herein. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such action as may be necessary, appropriate or reasonably requested by any party hereto in order to protect the rights of the parties hereunder against impairment.

6.   No Liability for Election of Recommended Directors. None of the Company, the Shareholders, nor any officer, director, shareholder, partner, employee or agent of such party, if any, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

7.   Board Indemnification. The Company shall indemnify each Director to the fullest extent permitted by law and shall enter into a separate, customary indemnification agreement with each Director.

8.   Vote to Increase Authorized Common Stock. Each Shareholder agrees to vote or cause to be voted all shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

9.   Legend on Certificates. Each certificate representing shares held by the Shareholders, and any assignees or transferees thereof, shall bear, in addition to any other legend required by law or by agreements to which the Company is a party, the following legend:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT WHICH HAS BEEN DEPOSITED WITH THE COMPANY AT ITS PRINCIPAL OFFICE. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE SECRETARY OF THE COMPANY.

10.   Irrevocable Proxy. To secure each Shareholder's obligations to Vote his, her or its Shares in accordance with this Agreement, (a) each Shareholder hereby appoints the Chairman of the Board of Directors and the Chief Executive Officer of the Company, or either of them from time to time, or their designees, as such Shareholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to Vote all of such Shareholder's Shares in favor of the matters set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such Shareholder if, and

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only if, such Shareholder fails to Vote all of such Shareholder's Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for such Shareholder's written consent or signature. The proxy and power granted by each Shareholder pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of the Shares and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any Shares.

11.   Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

12.   Manner of Voting. The voting of Shares (as defined below) pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

13.   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term hereof may be waived by the Company and (a) Shareholders holding a majority of the outstanding shares of Preferred Stock; and (b) Shareholders holding a majority of the outstanding shares of Common Stock; and (c) in the case of any amendment or waiver that adversely affects the rights and obligations of any Shareholder in a manner different than other Shareholders, by such Shareholder; (d) in the case of any amendment or waiver regarding the rights of Seed 2 Lead with respect to the nomination, election or removal of the Seed 2 Lead Nominee, by Seed 2 Lead; and (e) in the case of any amendment or waiver regarding the rights of Seed Lead with respect to the nomination, election or removal of the Seed Lead Nominee, by Seed Lead, except that the consent of the Seed Lead shall not be required with respect to any amendment of this Agreement in connection with a preferred stock equity or debt financing yielding aggregate gross proceeds to the Company of at least $1,000,000. Any amendment or waiver so effected shall be binding upon all Shareholders and any assignee or transferee thereof. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional Series Seed 2 Preferred Stock pursuant to the Purchase Agreement, any purchaser of such Series Seed 2 Preferred Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed a "Shareholder", a "Preferred Shareholder" and a party hereunder.

14. Stock Split, Stock Dividends, etc. In the event of any stock split, stock dividend, recapitalization, reorganization or combination, any securities issued to the Shareholders with respect to or in replacement of the Shares shall be subject to this Agreement and shall be deemed included in the meaning of "Shares" hereunder. The term "Shares" shall mean and include all

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

shares of capital stock of the Company held directly or indirectly, beneficially or of record by a Shareholder, whether currently held or hereafter acquired.

15. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. All disputes and controversies arising out of or in connection with this Agreement shall be resolved exclusively by the state or federal courts located in the State of California, and each party hereto agrees to submit to the jurisdiction of said courts and agrees that venue shall lie exclusively with such courts.

17. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18. Assignees and Transferees. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors and assigns and legal representatives, but shall not otherwise be for the benefit of any third party. The Shareholders hereby agree, and any transferee or assignee of any Shares of the Company that are owned by the Shareholders is hereby on notice that, any transfer or assignment of such securities of the Company is conditioned upon such transferee's or assignee's execution and delivery of this Agreement prior to such transfer or assignment for the purpose of becoming a Party to this Agreement. Any transfer or assignment of any of such voting securities of the Company in violation of this Section 18 shall be void and be of no force or effect.

19. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing (a) if to the Shareholders, as indicated on each Shareholder's signature page hereto, or at such other address as such Shareholders shall have furnished to the Company in writing ten (10) days prior to any notice to be given hereunder, or (b) if to the Company, as indicated on the Company's signature page hereto, or at such other address as the Company shall furnish to each Shareholder in writing ten (10) days prior to any notice to be given hereunder. All such notices and other written communications shall be deemed effectively given upon personal delivery to the party to be notified (or upon the date of attempted delivery where delivery is refused) or, if sent by telecopier or other facsimile means, upon receipt of appropriate written confirmation of receipt, or five (5) days after deposit with the United States Postal Service, by registered or certified mail, or one (1) day after deposit with next day air courier, with postage and fees prepaid and addressed to the party entitled to such notice.

20. Termination. This Agreement shall terminate and be of no further force or effect upon the earlier of (i) the closing of the first firm commitment underwritten offering of the Company's securities to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price of at least one and one-half times (1.5x) the Series

ACTIVE 54917344v2

Seed 2 B Preferred Stock Original Issuance Price (as such term is defined in the Amended and Restated Articles of Incorporation, and subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) or (ii) a Deemed Liquidation Event (as currently defined in the Company's Amended and Restated Articles of Incorporation).

21.   Ownership. Each Shareholder holding Common Stock as of the date hereof represents and warrants to the Shareholders and the Company that (a) such Shareholder now owns the shares of Common Stock listed on Schedule A hereto, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) such Shareholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Shareholder enforceable in accordance with its terms.

22.   Execution by the Company. The Company, by its execution in the space provided below, agrees that it will cause any certificates issued after the date hereof evidencing the Shares to bear the legend required by Section 7 hereof, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing shares of capital stock of the Company upon written request from such holder to the Company at its principal office. The Parties hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by Section 7 hereof and/or failure of the Company to supply, free of charge, a copy of this Agreement as provided under this Section 20 shall not affect the validity or enforceability of this Agreement.

23.   Other Matters. This Agreement shall not affect the rights of the Shareholders with respect to voting on any matters on which shareholders of the Company are entitled to Vote, whether granted by law or by the Amended and Restated Articles of Incorporation, except as described herein.

24.   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or to protect the rights obtained hereunder, the prevailing party shall be entitled to recover from the losing party its reasonable attorneys' fees, costs, and disbursements in addition to any other relief to which it may be entitled.

25.   Entire Agreement. This Agreement contains the entire understanding of the Parties, and there are no further or other agreements or understandings, written or oral, in effect between the Parties relating to the subject matter hereof.

26.   Electronic Transmission of Signatures. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile, pdf file or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

27. <u>Not a Voting Trust</u>. This Agreement is not a voting trust governed by the California General Corporation Law and should not be interpreted as such.

28. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

[Signature pages follow]

ACTIVE 54917344v2

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement effective as of the date first written above.

COMPANY:

NATURETRAK, INC.

Jontae James
DocuSigned by:
731142C587B4411...   3/24/2021

Jontae James, President

Address for Notices:

2010-A Harbison Drive   STE 507

Vacaville, CA 95687

COMMON STOCK HOLDERS: Address for Notices:

Bluntli, LLC

Goodees Inc.   118 Encinosa Ave
                                                    Vacaville, CA 95688

(Signature pages of Investors follow)

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:

____
(print name)

By:

____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

Facsimile: (_____)______-___________

Email: ______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Bluntli, LLC
(print name of entity)

By: DocuSigned by: Jontae James 731142C587B4411...

(signature)

(signature)

Jontae James, Managing Partner
(print name, title)

Date: 3/25/2021

Address for Notices:

____

____

____

[SIGNATURE PAGE TO VOTING AGREEMENT]

_____

_____   _____

Facsimile: (_____)_____-_____   ‾

Email: _____   _____

                                                                    ‾

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ________________________________
(print name)

By: ______________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: ________________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Goodees Inc.
(print name of entity)

By: DocuSigned by: Alex Chompff 19DA40F0B77B472...

(signature)

(signature)

Alexander Chompff, CEO
(print name, title)

Date: 3/25/2021

Address for Notices:

118 Encinosa Ave

____

____

‾ Vacaville, CA 95688

_____   _____

_____

_____   _____

Facsimile: (_____)_____-_____   ‾

Email: _____   _____

‾

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ______________________________
(print name)

By: ______________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices: ______________________________

____

____

Facsimile: (_____)______-__________

Email: ______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Lord Marketing & Consulting LLC
(print name of entity)

By: DocuSigned by: [signature] 49049EE6F9784E9...
(signature)
(signature)

Paul Budh, REP
____
(print name, title)

Date: 3/23/2021

____
Address for Notices:

____

_

____

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

_

_____   _____

_____

_____   _____

Facsimile: (_____)_____-_____   _

Email: _____   _____

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: _____
bushfam19@yahoo.com

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ______________________________
(print name)

By: ______________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Health Frontiers, LLLP
(print name of entity)

By: DocuSigned by: Health Frontiers, LLLP 758D36DD410041A...
(signature)
(signature)

Paul Lambert
(print name, title)

Date: 3/11/2021

Address for Notices:

____

____

____

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: _____
corporate@functionalinnovation.com

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:

____
(print name)

By:

____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Kenneth Tallo & Laurie TalloRevocable Family Trust
(print name of entity)

By: DocuSigned by: Kenneth Tallo & Laurie Tallo Revocable Family Trust
D7B899C3C7544FA...

(signature)

(signature)

Trustee

____
(print name, title)

Date: 3/10/2021

Address for Notices:

____

_

____

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Email: _____ _

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

ktallo@hotmail.com
Email: _____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: Paul Bush
____
(print name)

By: DocuSigned by: 49049EE6F9784E9...
____
(signature)

____
(print name of spouse or other joint purchaser, if any) DocuSigned by: 49049EE6F9784E9...
____
(signature of spouse or other joint purchaser, if any)

Date: 3/15/2021

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

bushfam19@yahoo.com

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name:________________________________
(print name of entity)

By:________________________________

(signature)
(signature)

____
(print name, title)

Date: _________________________

Address for Notices:

____

_

____

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Email: _____   _____

_

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: _____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ______________________________

(print name)

By: ______________________________

(signature)

____

(print name of spouse or other joint purchaser, if any)

____

(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Provident Trust Group, LLC FBO: KennethTallo IRA

(print name of entity)

By: DocuSigned by: Nicholas Vanderberg AE2334341F17407...

(signature)

(signature)

Nicholas Vanderberg
Authorized Signer

(print name, title)

Date: 3/12/2021

Address for Notices:

____

_

____

_ ______________________________

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: ( ) -

Email: investments@trustprovident.com

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:

____
(print name)

By:

____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:_______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Provident Trust Group, LLC FBO:Martin Menard IRA
(print name of entity)

By: DocuSigned by: Nicholas Vanderberg
AE2334341F17407...

(signature)

(signature)

Nicholas Vanderberg
Authorized Signer
(print name, title)

Date: 3/15/2021

Address for Notices:

____

_

____

_ ______________________________

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

investments@trustprovident.com
Email: _____

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:
____
(print name)

By:
____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Quad Ventures LLC
(print name of entity)

By: DocuSigned by: [signature] 30FFFD8CB366435...

(signature)

(signature)

Michael Erickson, Manager
(print name, title)

Date: 3/12/2021

Address for Notices:

____

_

____

____

_

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)______-___________

Email: mlerick@outlook.com

ACTIVE 54917344v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ________________________________
(print name)

By: ________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:________________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Red Gate Education Services, LLC
(print name of entity)

By: DocuSigned by: [signature] 7B0EFAA7D60A435...

(signature)
(signature)

Fritz Libby , Managing Member
(print name, title)

Date: 3/11/2021

Address for Notices:

____

_

____

____

_

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: ffglibby@gmail.com
_____

ACTIVE 54917344v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:

____
(print name)

By:

____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email:_______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Sperlazza Family Trust
(print name of entity)

By: DocuSigned by: Sperlazza Family Trust D6EA512AEB0349A...

(signature)
(signature)

Jim Sperlazza, Trustee
____
(print name, title)

Date: 3/10/2021

Address for Notices:

____

_

____

____

_

_

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

jimsperlazza@gmail.com
Email: _____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: ______________________________
(print name)

By: ______________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:______________________

Address for Notices:

____

____

____

Facsimile: (____)_____-__________

Email:______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Valley Sheets, LLC
(print name of entity)

By: DocuSigned by: Thomas Kandris 2E7AAF102C534BF...

(signature)
(signature)

Thomas Kandris, Managing Member
____
(print name, title)

Date: 3/12/2021

Address for Notices:

5406 Crossings Drive, Ste. 102-355

Rocklin, CA 95677

[SIGNATURE PAGE TO VOTING AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (   )   -

tom@pk1inc.com

Email: _____

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:_________________________________
(print name)

By:

____
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date:_________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-______________

Email: _______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name:_______________________________
(print name of entity)

By:_________________________________
_

(signature)
(signature)

____
_
(print name, title)

Date: _________________________

Address for Notices:
____

____

____

Facsimile: (_____)______-___________

Email: _____

SCHEDULE A

LIST OF COMMON SHAREHOLDERS

LIST OF PREFERRED SHAREHOLDERS

Investor Rights Agreement

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

<center>NATURETRAK, INC.</center>

<center>INVESTOR RIGHTS AGREEMENT</center>

This INVESTOR RIGHTS AGREEMENT (the "Agreement") is entered into as of the 22 day of March 2021, by and between NatureTrak, Inc., a California corporation (the "Company"), and each of the persons listed on Schedule A hereto (each, an "Investor" and collectively, the "Investors").

<center>RECITALS</center>

A.   The Company is selling to the Investors shares of Series Seed 2 Preferred Stock (as defined in the Purchase Agreement) ("Preferred Shares") pursuant to a Series Seed 2 Preferred Stock Purchase Agreement dated as of the date hereof (the "Purchase Agreement").

B.   By this Agreement, the Company and the Investors desire to provide for certain information, right of first offer and other rights as set forth herein.

<center>AGREEMENT</center>

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, the parties agree as follows:

1   Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

1.1   "Common Stock" shall mean the shares of the voting common stock of the Company.

1.2   "Conversion Shares" means (i) the Common Stock issued or issuable upon conversion of the Preferred Shares and (ii) stock issued with respect to, in exchange for, or in replacement of, the stock referred to in (i) as a result of a stock split, stock dividend, recapitalization or the like, which has not been sold to the public.

1.3   "Holder" shall mean any stockholder of the Company holding Preferred Shares or Conversion Shares.

1.4   "Major Investor" shall mean any Holder then owning at least 409,836 Conversion Shares (as adjusted for stock splits, stock dividends, recapitalization and the like).

1.5   "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

2   Information Rights and Other Covenants.

    2.1   Financial Information.

       (a)   Quarterly Financial Statements. The Company shall deliver to the Investors as soon as practicable after the end of each fiscal quarter of the Company, but in any event within fifty (50) days thereafter, unaudited statements of operations, stockholders' equity and cash flows of the Company for such quarter, and a balance sheet of the Company as of the end of such quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP) and fairly present the financial condition of the Company and its results of operation for the periods specified therein, such quarterly financial reports to be in reasonable detail.

       (b)   Annual Financial Statements. The Company shall deliver, when required, to the Investors as soon as practicable after the end of each fiscal year of the Company, but in any event within one hundred twenty (120) days thereafter, unaudited statements of operations, stockholders' equity and cash flows of the Company for such year, and a balance sheet of the Company as of the end of such year, all prepared in accordance with GAAP and fairly present the financial condition of the Company and its results of operation for the periods specified therein, such year-end financial reports to be in reasonable detail, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Annual Budget (as defined below) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year.

       (c)   Annual Budget and Business Plan. The Company shall deliver to the Investors at least sixty (60) days prior to the end of each fiscal year of the Company, a proposed budget and business plan of the Company for the following fiscal year (collectively, the "Annual Budget"), approved by the Board of Directors (including the Seed 2 Lead Nominee) and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

       (d)   As soon as practicable, but in any event within thirty (30) days after the end of the second and fourth quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct.

       (e) If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

2.2 <u>Other Information; Confidentiality</u>. The Company shall deliver to each Investor such other information reasonably requested by such Investor and a copy of any other reports or correspondence provided to all of the holders of Common Stock (in their capacities as stockholders) at the same time as such reports or correspondence is provided to the holders of Common Stock, *provided* that such Investor agrees to use the same degree of care as such Investor uses to protect its own confidential information, and in no event less than a reasonable degree of care, to keep confidential any information furnished to such Investor that the Company identifies as being confidential or proprietary (so long as such information is not in the public domain).

2.3 <u>Termination of Information Rights</u>. The information rights granted under this Section 2 shall expire upon the earlier of (i) the closing of the first firm commitment underwritten offering of the Company's securities to the public pursuant to an effective registration statement under the Securities Act at a price no less than one and one-half times (1.5x) the Original Issue Price (as currently defined in the Company's Amended and Restated Articles of Incorporation) of the Series Seed 2A Preferred Stock or (ii) a Deemed Liquidation Event (as currently defined in the Company's Amended and Restated Articles of Incorporation).

2.4 <u>Standoff Agreement</u>. Each Holder agrees in connection with the registration of the initial public offering of the Company's securities that, upon request of the Company or the underwriters managing such initial public offering of the Company's securities, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days from the effective date of the registration statement for the Company's initial public offering, but subject to certain extensions as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation) as may be requested by the Company or such underwriters; *provided* that all officers and directors of the Company and holders of at least one percent (1%) of the Company's voting securities are bound by and have entered into similar agreements.

3 <u>Right of First Offer</u>. The Company hereby grants to each Major Investor the right of first offer to purchase such Major Investor's pro rata share of New Securities (as defined in Section 3.1 below) which the Company may, from time to time, propose to sell and issue. Each Major Investor's pro rata share, for purposes of this right of first offer, is the ratio of the number of Conversion Shares owned by such Major Investor immediately prior to the issuance of New Securities, to the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities, assuming full conversion of the Preferred Stock and exercise of all outstanding rights, options and warrants to acquire Common Stock, but excluding any unvested portion of such outstanding rights, options and warrants. This right of first offer shall be subject to the following provisions:

3.1   "New Securities" shall mean any capital stock (including voting common stock and non-voting common stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type (including convertible notes) whatsoever that are, or may become, convertible into capital stock; *provided* that the term "New Securities" does not include securities issued (i) to employees, directors, consultants or advisors under stock option, stock bonus or stock purchase plans or agreements or similar plans or agreements approved by the Board of Directors, including the Seed 2 Lead Nominee, (ii) in connection with, mergers, acquisitions, strategic partnering agreements or similar transactions approved by the Board of Directors, including the Seed 2 Lead Nominee, (iii) to lenders in a debt financing or to financial institutions or lessors in connection with commercial credit and equipment financing arrangements approved by the Board of Directors, including the Seed 2 Lead Nominee, (iv) in connection with stock splits, stock dividends, recapitalizations or the like, (v) in any transaction the Board of Directors, including the Seed 2 Lead Nominee, determines is not primarily for financing purposes, (vi) pursuant to a registration statement filed under the Securities Act, (vii) pursuant to a transaction in which the right of first offer has been expressly waived by holders of at least a majority of the Series Seed 2 Preferred Stock, (viii) in a Closing pursuant to the Purchase Agreement (as such term is defined therein), (ix) upon the conversion of Series Seed or Series Seed 2 Preferred Stock, (x) pursuant to any rights or agreements, options, warrants or convertible securities outstanding as of the date hereof, and (xi) upon exercise of any warrants or options or conversion of any debt issued pursuant to any of the foregoing.

3.2   Notice. In the event the Company proposes to undertake an issuance of New Securities, it shall give each Major Investors written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same (the "Company Notice"). Each Major Investor shall have ten (10) business days after any such notice is delivered to agree to purchase such Major Investor's pro rata share of such New Securities for the price and upon the terms specified in the Company Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (the "Investor Notice").

3.3   Sale of New Securities. In the event all the Major Investors do not agree to exercise fully the right of first offer within the ten (10) day period set forth in Section 3.2, or fails to consummate the exercise of the right of first offer within twenty (20) business days after delivering the Investor Notice to the Company, the Company shall have ninety (90) days after the expiration of such ten (10) or twenty (20) day period, as applicable, to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within ninety (90) days from the date of such agreement) to sell the New Securities for which such Major Investor's right of first offer option set forth in this Section 3 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to the Major Investors pursuant to Section 3.2. In the event the Company has not sold within such ninety (90) day period or entered into an agreement to sell the New Securities in accordance with the foregoing within ninety (90) days from the date of such agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Major Investor in the manner provided in this Section 3.

3.4   Transfer; Termination of Right of First Offer. The right of first offer set forth in this Section 3 may not be assigned or transferred. The right of first offer granted under this Section 3 shall expire upon the earlier of (i) the closing of the first firm commitment underwritten offering of the Company's securities to the public pursuant to an effective registration statement under the Securities Act or (ii) a Deemed Liquidation Event (as currently defined in the Company's Amended and Restated Articles of Incorporation).

4   Other Covenants.

4.1   Board Approval Matters. The following actions of the Company and, where applicable, its subsidiaries are subject to the approval of a majority vote of the Board of Directors, including the Seed 2 Lead Nominee (as defined in the Voting Agreement, between the Company, the Investors and certain other shareholders of the Company, dated as of even date herewith), so long as such director seat is not vacant:

(a)   incurring any financial debt in excess of $25,000, individually or in the aggregate;

(b)   make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(c)   make, or permit any subsidiary to make, any loan or advance to any person, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

(d)   guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(e)   change the principal business of the Company, enter new lines of business, or exit the current line of business;

(f)   sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business;

(g)   enter into any corporate strategic relationship involving the payment (not including amounts for the payment of software, equipment or services in the ordinary course of business), contribution, or assignment by the Company or to the Company of money or assets in excess of $25,000;

(h)   entering into any commitments for capital investments not contemplated by the Annual Budget referenced in Section 2.1(c) above, in excess of $25,000 individually or in the aggregate in any fiscal year;

(i)   approving or amending the Annual Budget referenced in Section 2.1(c);

(j)   hire, terminate, promote, set or change the compensation of, establish bonus or other incentive programs for, make bonus or incentive payments to any officer of the Company, or make any option grants or stock awards to any employees, officers, directors or advisors or consultants; or

(k)   any change to the number of shares reserved for issuance under the Company's 2020 Stock Incentive Plan.

4.2   Indemnification Insurance. The Company shall maintain directors and officers liability insurance with a policy limit and terms appropriate for a company of its size and industry.

4.3   Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement in form and substance reasonably acceptable to the holders of a majority of the Conversion Shares held by Investors and to enter into noncompetition and nonsolicitation agreements to the extent enforceable. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements between the Company and any employee, without the consent of the Seed 2 Lead Nominee.

4.4   Employee Stock. Unless otherwise approved by the Board of Directors (or a designated committee thereof) including the Seed 2 Lead Nominee, all employees, advisors and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision. In addition, unless otherwise approved by the Board of Directors, including the Seed 2 Lead Nominee, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5   Miscellaneous.

5.1   Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof.

5.2   Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

5.3   Successors and Assigns. Subject to the terms and conditions hereof, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

5.4 Amendments and Waivers. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the holders of a majority of the then-outstanding Conversion Shares, *provided, however*, that no such modification, amendment or waiver shall reduce the aforesaid percentage of Conversion Shares without the consent of all Holders. Any such amendment, waiver, discharge or termination effected in accordance with this Section 5.4 shall be binding upon each Holder (including any future Holder), *provided* that if any amendment, waiver, discharge or termination operates in a manner that treats any Holder different from other Holders, the consent of such Holder shall also be required for such amendment, waiver, discharge or termination. Upon the effectuation of each such amendment, waiver, discharge or termination, the Company shall promptly give written notice thereof to the Holders who have not previously consented thereto in writing. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional Series Seed 2 Preferred Stock pursuant to the Purchase Agreement, any purchaser of such Series Seed 2 Preferred Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "Investor" and a party hereunder.

5.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing (a) if to the Investors, as indicated on each Investor's signature page hereto, or at such other address as such Investors shall have furnished to the Company in writing ten (10) days prior to any notice to be given hereunder, or (b) if to the Company, as indicated on the Company's signature page hereto, or at such other address as the Company shall furnish to each Investor in writing ten (10) days prior to any notice to be given hereunder. All such notices and other written communications shall be deemed effectively given upon personal delivery to the party to be notified (or upon the date of attempted delivery where delivery is refused) or, if sent by telecopier or other facsimile means, upon receipt of appropriate written confirmation of receipt, or five (5) days after deposit with the United States Postal Service, by registered or certified mail, or one (1) day after deposit with next day air courier, with postage and fees prepaid and addressed to the party entitled to such notice.

5.6 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any Holder, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Holder of any breach or default under this Agreement, or any waiver on the part of any Holder of any provisions or conditions of this agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

5.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

        5.8   <u>Severability</u>. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable the remainder of this Agreement and application of such provision to persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto, the parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision which will achieve to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

        5.9   <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

        5.10   <u>Electronic Transmission of Signatures</u>. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile, pdf file or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[Remainder of this page intentionally left blank – signature pages follow]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY:

NATURETRAK, INC.

By: _Jontae James_   3/24/2021

Jontae James, President

Address for Notices:

2010-A Harbison Drive STE 507
_____

Vacaville, CA 95687
_____

_____

(Signature pages of Investors follow)

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:________________________________
(print name)

By:__________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: _______________________

Address for Notices:

____

____

____

Facsimile: (_____)______-______________

Email: ______________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Lord Marketing & Consulting LLC
(print name of entity)

By: DocuSigned by: [signature] 49049EE6F9784E9...
(signature)

(signature)

Paul Bush, REP
(print name, title)

Date: 3/23/2021

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Email: bushfam19@yahoo.com
_____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:___________________________________
(print name)

By:_____________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: ________________________

~~Address for Notices:~~

Facsimile: (_____)______-_______________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Health Frontiers, LLLP
(print name of entity)

By: DocuSigned by: Health Frontiers, LLLP 758D36DD410041A...
(signature)

(signature)

Paul Lambert
(print name, title)

Date: 3/11/2021

Address for Notices:

Email: ________________________________

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

     corporate@functionalinnovation.com

Email:

_____   _____

                                                       _____

_____

                                                         _____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:______________________________
(print name)

By:______________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: ____________________

Address for Notices:

____

____

Facsimile: (_____)______-______________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Kenneth Tallo & Laurie TalloRevocable Family Trust
(print name of entity)

By: DocuSigned by: Kenneth Tallo & Laurie Tallo Revocable Family Trust
D7B899C3C7544FA
(signature)

(signature)

Trustee
(print name, title)

Date: 3/10/2021

____

____

Address for Notices: ______________________________

Email: ______________________________

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: ktallo@hotmail.com

_____   _____

_____   _____

_____

_____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name: Paul Bush
(print name)

By: DocuSigned by: 49049EE6F9784E9...
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: 3/15/2021

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: bushfam19@yahoo.com

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: _______________________________
(print name of entity)

By:_______________________________
(signature)

(signature)

____
(print name, title)

Date: _______________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Email: _____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:____________________________________
(print name)

By:______________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: _________________________

____

____

Facsimile: (_____)______-___________

Email: _________________________________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Provident Trust Group, LLC FBO: KennethTallo IRA
(print name of entity)

By: DocuSigned by: Nicholas Vanderberg AE2334341F17407...
(signature)

(signature)

Nicholas Vanderberg
Authorized Signer
(print name, title)

Date: 3/12/2021

____

____

____

Facsimile: (_____)______-___________

Email: investments@trustprovident.com

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: _______________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: investments@trustprovident.com

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:	*PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:*
Name:____________________________ (print name)	Name: Provident Trust Group, LLC FBO: Martin Menard IRA (print name of entity)
By:____________________________ (signature)	By: DocuSigned by: Nicholas Vanderberg AE2334341F17407... (signature) (signature)
____________________________ (print name of spouse or other joint purchaser, if any)	Nicholas Vanderberg Authorized Signer (print name, title)
____________________________ (signature of spouse or other joint purchaser, if any)	
Date: ____________________	Date: 3/15/2021
____________________________ ____________________________	____________________________ ____________________________ ____________________________
Facsimile: (_____)______-___________	Facsimile: (_____)______-___________
Email: ____________________________	Email: investments@trustprovident.com

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: ______________________________

Address for Notices:

____

____

____

Facsimile: (_____)______-___________

Email: investments@trustprovident.com

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:______________________________
(print name)

By:______________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: ______________________

Address for Notices:
____
____
____

Facsimile: (_____)______-______________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Quad Ventures LLC
(print name of entity)

By: DocuSigned by: [signature] 30FEFD8CB366435...
(signature)

(signature)

Michae Erickson, Manager
(print name, title)

Date: 3/12/2021

____

~~Address for Notices:~~

____

Email: ______________________________
____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

       mlerick@outlook.com
Email:

_____

_____

_____

_____

_____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:__________________________________
(print name)

By:____________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: ________________________

Address for Notices:
____
____
____

Facsimile: (_____)______-_______________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Red Gate Education Services, LLC
(print name of entity)

By: DocuSigned by: [signature] 7B0EFAA7D60A435...
(signature)

(signature)

Fritz Libby, Managing Member
(print name, title)

Date: 3/11/2021

____

Address for Notices:__________________

____

Email: ______________________________

____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

Email: ffglibby@gmail.com

_____

_____

_____

_____

_____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

Name:__________________________________
(print name)

By:_____________________________________
(signature)

____
(print name of spouse or other joint purchaser, if any)

____
(signature of spouse or other joint purchaser, if any)

Date: ________________________

Address for Notices:
____
____
____

Facsimile: (_____)______-______________

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name: Sperlazza Family Trust
(print name of entity)

By: DocuSigned by: Sperlazza Family Trust
D6EA512AEB0349A...
(signature)

(signature)

Jim Sperlazza, Trustee
(print name, title)

Date: 3/10/2021

____

Address for Notices:

____

Email: ______________________________

____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

ACTIVE 54915842v2

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

jimsperlazza@gmail.com
Email:

_____   _____

_____   _____

_____

_____

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:	*PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:*
Name:____________________ (print name)	Name: Valley Sheets, LLC (print name of entity)
By:____________________ (signature)	By: DocuSigned by: Thomas Kandris 2E7AAF102C534BF... (signature)
	(signature)
____________________ (print name of spouse or other joint purchaser, if any)	Thomas Kandris, Managing Member (print name, title)
____________________ (signature of spouse or other joint purchaser, if any)	
Date: ________________	Date: 3/12/2021
Address for Notices: ________________	________________
	~~Address for Notices: 5406 Crossings Dr, Ste.~~ 102-355 ~~Rockiln, CA 95677~~
Facsimile: (_____)______-____________	Email: ________________

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

Facsimile: (_____)_____-_____

        tom@pk1inc.com
Email:

_____

_____

_____

_____

_____

_____

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

INVESTORS:

INDIVIDUAL INVESTOR:

PARTNERSHIP, CORPORATION, TRUST, LIMITED LIABILITY COMPANY, CUSTODIAL ACCOUNT, OR OTHER INVESTOR:

Name:_____

        (print name)

Name:_____

       (print name of entity)

By:_____

       (signature)

By:_____

(signature)

(signature)

_____

(print name of spouse or other joint purchaser, if any)

_____

(print name, title)

_____

(signature of spouse or other joint purchaser, if any)

Date: _____

Date: _____

Address for Notices:

_____

_____

_____

Address for Notices:

_____

_____

_____

Facsimile: (_____)_____-_____

Email: _____

Facsimile: (_____)_____-_____

ACTIVE 54915842v2

Email: _____

SCHEDULE A

LIST OF INVESTORS

Stock Purchase Agreement

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NATURETRAK, INC.

SERIES SEED 2 PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES SEED 2 PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of the 22 day of March , 2021, by and between NatureTrak, Inc., a California corporation (the "Company"), and each of the persons listed on Schedule A hereto, each of which is herein referred to as an "Investor" and collectively the "Investors."

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   Purchase and Sale of Preferred Stock.

    1.1   Sale and Issuance of Series Seed 2 Preferred Stock.

        (a)   The Company shall adopt and file with the Secretary of State of California on or before the Initial Closing (as defined below) an Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A (the "Restated Articles").

        (b)   Subject to the terms and conditions of this Agreement, each Investor agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to each Investor at the Closing that number of shares of the Company's Series Seed 2 Preferred Stock (as defined below) set forth opposite each Investor's name on Schedule A hereto, at a purchase price of $1.22 per share in the case of the Series Seed 2A Preferred Stock, and at a purchase price of $0.7317 per share in the case of the Series Seed 2B Preferred Stock (the Series Seed 2A Preferred Stock and the Series Seed 2B Preferred Stock are collectively the "Series Seed 2 Preferred Stock"). The total number of shares of the Company's Series Seed 2A Preferred Stock that may be purchased under this Agreement is 2,049,181 shares, and the total number of shares of the Company's Series Seed 2B Preferred Stock that may be purchased under this Agreement is 683,338 (collectively, the foregoing shares of Series Seed 2 Preferred Stock are the "Shares").

    1.2   Conversion of SAFEs.

        (a)   Subject to the terms and conditions of this Agreement, at the Closing, each Simple Agreement for Future Equity ("SAFE") set forth on Exhibit A hereto will be exchanged for that number and series of Shares set forth opposite such holder's name on Schedule A. Each holder of a SAFE (the "SAFE Holders") hereby agrees that such SAFE Holder has knowingly and voluntarily entered into this Agreement and agreed to the exchange of the SAFEs as provided herein based on such SAFE Holder's independent consultation with his, her or its advisors.

        (b)   Each SAFE Holder hereby waives any and all demands, claims, suites, actions, causes of action, proceedings, and rights in respect of each of his, her or its SAFE, including without limitation, any rights arising from any past or present default or event of default under the SAFEs. Each SAFE Holder hereby represents and warrants to the Company that it is the sole owner of all right, title and interest in and to the SAFEs described as held by

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such SAFE Holder on <u>Exhibit A</u>. Each SAFE Holder further represents and warrants to the

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Company that upon the Company's and such SAFE Holder's execution and delivery of this Agreement, all obligations set forth in such SAFEs shall be immediately deemed satisfied in full and the SAFEs shall be terminated in their entirety.

        1.3   Closings.

        (a)   Initial Closing. The initial purchase and sale of the Shares shall take place on [March 22], 2021 via the exchange of electronic signatures, or such other date and time as the Company and the Investors shall mutually agree (the "Initial Closing").

        (b)   Subsequent Closing. At any time on or before December 31, 2021, or at such later time as the Company and the Investors purchasing a majority of the Shares sold at the Initial Closing may mutually agree, the Company may sell up to the balance of the Shares authorized for sale pursuant to Section 1.1(b) above and not sold at the Initial Closing to such persons as may be approved by the Company and the holders of a majority of the Shares purchased at the Initial Closing in one or more closings (each such closing and the Initial Closing, a "Closing", and collectively the "Closings").

        (c)   Closing Deliverables. At each Closing, the Company shall deliver to each Investor participating in such Closing a certificate representing the Shares purchased by such Investor in such Closing in exchange for payment of the purchase price for such Shares by a check payable to the Company, by wire transfer, by the exchange of the SAFEs, or by the cancellation of indebtedness.

        2.   Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor that as of the Initial Closing, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "Disclosure Schedule"), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the statements in the following paragraphs of this Section 2 are all true and correct:

        2.1   Organization; Good Standing; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted, to execute and deliver this Agreement to issue and sell the Shares and the voting common stock of the Company issuable upon conversion thereof, and to carry out the provisions of this Agreement, the Investor Rights Agreement, dated as of even date herewith, a copy of which is attached hereto as Exhibit B (the "Rights Agreement"), and the Voting Agreement, dated as of even date herewith, a copy of which is attached hereto as Exhibit C (the "Voting Agreement" and together with the Rights Agreement and this Agreement, the "Transaction Agreements"). The Company is qualified to transact business as a foreign corporation in each jurisdiction in which failure to so qualify would have a material adverse effect on its business or properties.

        2.2   Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder at the applicable Closing and the authorization, issuance (or reservation for issuance), sale and delivery of the

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Shares being sold hereunder and the Common Stock issuable upon conversion thereof has been taken or will be taken prior to the applicable Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3　　Valid Issuance of Preferred and Common Stock. The Shares that are being purchased by the Investor hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer set forth in the Transaction Agreements and under applicable state and federal securities laws. The voting common stock issuable upon conversion of the Shares has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Restated Articles, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer set forth in the Transaction Agreements and under applicable state and federal securities laws.

2.4　　Governmental Consents. No consent, approval, qualification, order or authorization of, or filing with, any local, state or federal governmental authority is required on the part of the Company in connection with the Company's valid execution, delivery or performance of this Agreement, the offer, sale or issuance of the Shares or the issuance of the Common Stock upon conversion of the Shares, except (a) the filing of the Restated Articles with the Secretary of State of the State of Delaware, and (b) such filings as have been made prior to the applicable Closing, except for any notices of sale required to be filed with the Securities and Exchange Commission under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), or such post-closing filings as may be required under applicable state securities laws, which will be timely filed within the applicable periods therefor.

2.5　　Capitalization and Voting Rights. The authorized capital stock of the Company, immediately prior to the Initial Closing, consists of:

(a)　　Preferred Stock. 9,683,338 shares of Preferred Stock (the "Preferred Stock"), 6,000,000 of which have been designated Series Seed Preferred Stock, 4,015,883 of which are issued and outstanding, 3,000,000 of which have been designated Series Seed 2A Preferred Stock, none of which are issued and outstanding and 683,338 of which have been designated Series Seed 2B Preferred Stock, none of which are issued and outstanding. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Articles.

(b)　　Common Stock. 16,000,000 shares of voting common stock, of which 6,000,000 shares are issued and outstanding, and 3,690,000 shares of non-voting common stock, of which 603,409 shares are issued and outstanding (collectively, the voting common stock and the non-voting common stock are the "Common Stock").

(c)　　Outstanding Capital Stock. The outstanding shares of capital stock of the Company are all duly and validly authorized and issued, fully paid and nonassessable, and have been issued in accordance with the registration or qualification provisions of the Securities Act

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and any relevant state securities laws or pursuant to valid exemptions therefrom. The Company has reserved 9,000,000 shares of Common Stock for issuance upon conversion of the Preferred Stock. Except for (i) the conversion privileges of the Preferred Stock, (ii) the rights provided in Section 3 of the Rights Agreement, (iii) the SAFEs, (iv) 3,000,000 shares of non-voting common stock reserved for issuance pursuant to the Company's 2020 Stock Incentive Plan (the "Plan") and (v) 650,000 shares of non-voting common stock reserved for issuance pursuant to outstanding warrants, there are not outstanding any options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements for the purchase or acquisition from the Company of any shares of its capital stock. The Company is not a party or subject to any agreement or understanding, and, to the Company's knowledge, there is no agreement or understanding between any persons that affects or relates to the voting or giving of written consents with respect to any security or the voting by a director of the Company.

2.6   Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.7   Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties or financial condition of the Company and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.8   Compliance With Other Instruments. The Company is not in violation or default in any respect of any provision of its Restated Articles or bylaws or in any material respect of any provision of any mortgage, agreement, instrument or contract to which it is a party or by which it is bound or, to its knowledge, of any federal or state judgment, order, writ, decree, statute, rule or regulation applicable to the Company. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provision or an event that results in the creation of any material lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

2.9   Litigation. There is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened (i) against the Company or any officer, director or employee of the Company arising out of their employment or board relationship with the Company or (ii) against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse change or effect in the assets, business, properties, prospects or financial condition of the Company. There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened (or any basis therefor known to the

Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.10   Intellectual Property. To the Company's knowledge, the Company owns or possesses sufficient legal rights to all (a) patents, patent applications, patent disclosures and inventions; (b) trademarks, service marks, trade names, trade dress, logos or corporate names and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registrations thereof; (d) computer software, data, and databases and documentation thereof; (e) trade secrets, other confidential information; and (f) licenses, information and proprietary rights and processes necessary for its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of the rights of, others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or misappropriates or will infringe or misappropriate any intellectual property rights of any other party. The Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

2.11   Offering. Subject in part to the truth and accuracy of the Investor representations set forth in this Agreement, the offer, sale and issuance of the Shares as contemplated by this Agreement is exempt from the registration requirements of the Securities Act.

2.12   Brokers. The Company has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

2.13   Taxes. All tax returns required to be filed by the Company have been duly filed on a timely basis and such tax returns are complete and accurate in all material respects. All taxes relating to the Company (including, without limitation, federal, state, local and other income, franchise, employee's income withholding, social security, unemployment, disability, payroll, real property, personal property, sales, use, transfer or other tax, plus interest, penalties or other charges in respect of the foregoing) have been paid, when due, to the appropriate governmental authority, except such taxes being disputed by the Company if good faith, if any.

2.14   Properties. The Company has good, valid and marketable title to, or a valid leasehold interest in, or a valid license to use, all of the tangible property used in the conduct of its business, in each case free and clear of all liens or encumbrances.

2.15   Disclosure. The Company has made available to the Investors all the information reasonably available to the Company that the Investors have requested and has provided all material information to the Investors for deciding whether to acquire the Shares, including certain of the Company's projections describing its proposed business plan (the "Business Plan"). No representation or warranty of the Company contained in this Agreement, and no certificate furnished or to be furnished to Investors at the Closing contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

2.16   Insurance. The Company has in full force and effect cyber, management, and professional insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

2.17   Agreements; Actions.

(a)   There are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000, (ii) the license of or grant of any rights with respect to any intellectual property rights to or from the Company outside of the ordinary course of the Company's business, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b)   The Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $10,000 or in excess of $25,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business.

(c)   The Company is not a guarantor or indemnitor of any indebtedness of any other person.

(d)   The Company has not engaged in the past six (6) months in any discussion that has been reduced to writing with any representative of any person regarding (i) a sale or exclusive license of all or substantially all of the Company's assets, or (ii) any merger, consolidation or other business combination transaction of the Company with or into another person.

2.18   Certain Transactions.

(a)   Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer employment agreements and indemnification agreements approved by the Board of Directors, and (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board of Directors, and, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, advisors, investors, or employees, or any affiliate thereof.

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(b)   The Company is not indebted, directly or indirectly, to any of its directors, officers, or employees or to their respective spouses or children or to any affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers or employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company or (iii) financial interest in any material contract with the Company.

2.19   Rights of Registration and Voting Rights. The Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.20   Financial Statements. The Company has made available to each Investor its unaudited financial statements as of January 31, 2021, and its unaudited monthly financial statements (including balance sheet, income statement and statement of cash flows) as of January 31, 2021 (collectively, the "Financial Statements"). The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments.

2.21   Changes. Since January 31, 2021 there has not been:

(a)   any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a material adverse effect;

(b)   any damage, destruction or loss, whether or not covered by insurance, that would have a material adverse effect;

(c)   any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d)   any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a material adverse effect;

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(e)   any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g)   any resignation or termination of employment of any officer or employee of the Company;

(h)   any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i)   any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j)   any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k)   any sale, assignment or transfer of any Company intellectual property that could reasonably be expected to result in a material adverse effect;

(l)   receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m)   any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a material adverse effect; or

(n)   any arrangement or commitment by the Company to do any of the things described in this Section 2.21.

2.22   Employee Matters.

(a)   As of the date hereof, the Company employs 6 full-time employees and no part-time employees and engages 5 consultants or independent contractors depending on the project. None of the Company's employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business.

(b)   The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification, and collective bargaining.

(c)   To the Company's knowledge, no employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company.

(d)   The Company has not made any representations regarding equity incentives to any officer, employees, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Company's board of directors.

2.23   Regulatory Matters and Compliance with Laws. The Company is in compliance in all material respects with all applicable laws, statutes, rules, and regulations of all governmental and regulatory authorities which are applicable and the compliance with which is material to the Company or its assets or business. All licenses, franchises, permits and other governmental authorizations held by the Company and which are material to its business are valid and sufficient in all respects for the business presently carried on by the Company.

3.   Representations and Warranties of the Investors. Each Investor hereby represents and warrants, severally and not jointly, to the Company, that:

3.1   Authorization. Such Investor has full power and authority to enter into the Transaction Documents and that each of the Transaction Documents constitutes a valid and legally binding obligation of such Investor, enforceable in accordance with its term, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) to the extent the indemnification provisions contained in the Transaction Documents may be limited by applicable federal or state securities laws.

3.2   Purchase Entirely for Own Account. This Agreement is made with such Investor in reliance upon such Investor's representation to the Company, which by such Investor's execution of this Agreement such Investor hereby confirms, that the Shares to be purchased by such Investor and the Conversion Shares (collectively, the "Securities") will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same within the meaning of the Securities Act. By executing this Agreement, such Investor further represents that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities.

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3.3   Reliance Upon the Investor's Representations. Such Investor understands that the Shares are not, and any Common Stock acquired on conversion thereof at the time of issuance may not be, registered under the Securities Act on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act, and that the Company's reliance on such exemption is based on the Investors' representations set forth herein. Such Investor realizes that the basis for the exemption may not be present if, notwithstanding such representations, such Investor has in mind merely acquiring the Securities for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise. Such Investor has no such intention.

3.4   Receipt of Information. Such Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Securities. Such Investor further represents that through its representatives it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Preferred Stock and the business, properties and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Investors to rely thereon.

3.5   Investment Experience or Relationship. Such Investor is experienced in evaluating and investing in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, such Investor also represents it has not been organized for the purpose of acquiring the Securities. Such Investor has (i) a preexisting personal or business relationship with the Company or one or more of its directors, officers or control persons or (ii) by reason of such Investor's business or financial experience, is capable of evaluating the risks and merits of this investment and of protecting such Investor's own interests in connection with its investment.

3.6   Accredited Investor. Such Investor is an "Accredited Investor," as such term is defined in Rule 501(a) of Regulation D of the Securities Act. Such Investor nor, to its knowledge, (i) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (ii) any beneficial owner (in accordance with Rule 506(d) of the Securities Act) of the securities being purchased pursuant to this Agreement held by Investor is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act ("Disqualification Events"), except for Disqualification Events covered by Rule 506(d)(2) under the Securities Act and disclosed reasonably in advance of the Initial Closing in writing in reasonable detail to the Company.

3.7   Restricted Securities. Such Investor understands that the Securities may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Securities or an available exemption from registration under the Securities Act, the Securities

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must be held indefinitely. In particular, such Investor is aware that the Securities may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met.

3.8   Exculpation Among Investors. Each Investor acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Investor agrees that no Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

3.9   Securities Legends. To the extent applicable, each certificate or other document evidencing any of the Securities shall be endorsed with the legends set forth below, and such Investor covenants that, except to the extent such restrictions are waived by the Company, such Investor shall not transfer the shares represented by any such certificate without complying with any applicable restrictions on transfer and the following legends endorsed on such certificate:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR IF THE COMPANY IS PROVIDED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRA- TION AND QUALIFICATION UNDER FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED."

3.10   Brokers. Such Investor has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

4.   Conditions of the Investors' Obligations at Closing. The obligations of each Investor participating in a Closing under this Agreement are subject to the fulfillment on or before such Closing of each of the following conditions, unless waived in writing by such Investor:

4.1   Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct when made, and shall be true and correct on and as of such Closing.

4.2   Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

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4.3   Restated Articles. The Restated Articles shall have been filed with the California Secretary of State and shall continue to be in full force and effect as of the Initial Closing.

4.4   Investor Rights Agreement. The Company shall have entered into the Investor Rights Agreement in the form attached as Exhibit B.

4.5   Voting Agreement. The Company shall have entered into the Voting Agreement in the form attached as Exhibit C.

4.6   Blue Sky. The Company shall have obtained all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state prior to the offer and sale of the Shares and the Common Stock issuable upon conversion of the Shares.

4.7   Directors. Effective upon the Initial Closing, the Board of Directors of the Company shall consist of five members, who shall be Jontae James, Dan Fowkes, Paul Bush, Kenneth Tallo, and there shall be one vacancy.

4.8   Indemnification Agreements. The Company shall have entered into Indemnification Agreements with each of its officers and directors in a form mutually acceptable to the Company and the Seed 2 Lead Nominee (as defined in the Voting Agreement).

5.   Conditions of the Company's Obligations at Closing. The obligations of the Company to the Investors participating in a Closing under this Agreement are subject to the fulfillment on or before such Closing of each of the following conditions by each such Investor:

5.1   Representations and Warranties. The representations and warranties of each such Investor contained in Section 3 shall be true and correct when made, and shall be true and correct on and as of such Closing.

5.2   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of such Closing.

5.3   Investor Rights Agreement. The Investors shall have entered into the Investor Rights Agreement in the form attached as Exhibit B.

5.4   Voting Agreement. The Investors shall have entered into the Voting Agreement in the form attached as Exhibit C.

5.5   Restated Articles. The Restated Articles shall have been filed with the California Secretary of State and shall continue to be in full force and effect as of the Initial Closing.

6. <u>Miscellaneous</u>.

6.1 <u>Entire Agreement</u>. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof.

6.2 <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

6.3 <u>Successors and Assigns</u>. Subject to the terms and conditions hereof, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

6.4 <u>Amendments and Waivers</u>. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Common Stock that is issued or issuable upon conversion of the Shares sold and issued pursuant to this Agreement. Any amendment or waiver effected in accordance with this Section 6.4 shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted), each future holder of all such securities and the Company.

6.5 <u>Notices</u>. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing (a) if to an Investor, as indicated on such Investor's signature page hereto, or at such other address as such Investor shall have furnished to the Company in writing ten (10) days prior to any notice to be given hereunder, or (b) if to the Company, as indicated on the Company's signature page hereto, or at such other address as the Company shall furnish to each Investor in writing ten (10) days prior to any notice to be given hereunder. All such notices and other written communications shall be deemed effectively given upon personal delivery to the party to be notified (or upon the date of attempted delivery where delivery is refused) or, if sent by telecopier or other facsimile means, upon receipt of appropriate written confirmation of receipt, or five (5) days after deposit with the United States Postal Service, by registered or certified mail, or one (1) day after deposit with next day air courier, with postage and fees prepaid and addressed to the party entitled to such notice.

6.6 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

6.7 <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.8 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

ACTIVE 54914738v2

6.9   Knowledge. For purposes of this Agreement, "knowledge" shall mean such person's actual knowledge without duty of inquiry or investigation.

6.10   Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement, except that at the Initial Closing upon receipt of an invoice documenting the actual fees and expenses of one counsel to the Investors, the Company will reimburse such amount.

6.11   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of any of the Transaction Documents or the Restated Articles, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

6.12   California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDI-TIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

6.13   Survival of Warranties. The warranties, representations and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closings.

6.14   Electronic Transmission of Signatures. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile, pdf file or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[remainder of this page intentionally left blank – signature page follows]

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

COMPANY:

NATURETRAK, INC.

DocuSigned by:
Jontae James
731142C587B4411... 3/24/2021

Jontae James, President

Address for Notices:

2010-A Harbison Drive STE 507Vacaville, CA
95687

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR: Lord Marketing & Consulting LLC

By: DocuSigned by: 49049EE6F9784E9... 3/23/2021

Name: Paul Bush

Title: ________________________________

Address for Notices:

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

DocuSigned by:

By: Health Frontiers, LLLP
758D36DD410041A...

Name: Health Frontiers, LLLP

Title: ________________________________

Address for Notices:

1262 Hawks Flight Court, Suite 200c/o Paul Lambert
El Dorado Hills, CA 95762

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

DocuSigned by:
Kenneth Tallo & Laurie Tallo Revocable Family Trust
By: D7B899C3C7544FA...

Name: Kenneth Tallo & Laurie Tallo Revocable Family Trust

Title: Trustee

Address for Notices:

2194 Outrigger Drive
El Dorado Hills, CA 95762

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

DocuSigned by:

By: ______________________________
49049EE6F9784E9...

Name: Paul Bush

Title: ______________________________

Address for Notices:

557 Southeast Hidden River DrivePort
St Lucie, Florida 34983

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR: Provident Trust Group, LLC FBO: Kenneth Tallo IRA

DocuSigned by:

By: Nicholas Vanderberg
AE2334341F17407...

Name: ______________________________

Title: ______________________________

Address for Notices:

8880 W Sunset Rd, Suite 250
Las Vegas, NV 89148

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR: Provident Trust Group, LLC FBO: Martin Menard IRA



DocuSigned by:

By: Nicholas Vanderberg
AE2334341F17407...

Name: ______________________________

Title: ______________________________

Address for Notices:

8880 W Sunset Rd., Suite 250Las
Vegas, NV 89148

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

DocuSigned by:

By: ______________________
30FFFD8CB366435...

Quad Ventures LLC
Name: ______________________

Manager
Title: ______________________

Address for Notices:

5190 Euclid Ave
Palatine, IL 60067

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

DocuSigned by:

By: ________________________________
7B0EFAA7D60A435...

Name: Red Gate Education Services, LLC

Title: Managing member

Address for Notices:

2124 Edington Place
El Dorado Hills, Ca 95762

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

By: _____
    Sperlazza Family Trust
    DocuSigned by:
    D6EA512AEB0349A...
    Sperlazza Family Trust

Name: _____

Title: _____

Address for Notices:

222 Reward Street Nevada
City, CA 95959

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

By: DocuSigned by: Thomas Kandris 2E7AAF102C534BF...

Name: Valley Sheets, LLC

Title: Managing Member

Address for Notices:

5406 Crossings Drive
Ste. 102-355
Rocklin, CA 95677

IN WITNESS WHEREOF, the parties have executed this Series Seed 2 Preferred Stock Purchase Agreement as of the date first above written.

INVESTOR:

By: _____

Name: _____

Title: _____

Address for Notices:

<u>EXHIBIT A</u>

AMENDED AND RESTATED ARTICLES OF INCORPORATION

<u>EXHIBIT B</u>

INVESTOR RIGHTS AGREEMENT

EXHIBIT C

VOTING AGREEMENT

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

<u>EXHIBIT D</u>

DISCLOSURE SCHEDULE

This Disclosure Schedule is made and given pursuant to Section 2 of the Series Seed 2 Preferred Stock Purchase Agreement, dated as of March 2, 2021 (the "<u>Agreement</u>"), between NatureTrak, Inc., a California corporation (the "<u>Company</u>") and the Purchasers listed on <u>Schedule A</u> thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and such appropriateness is reasonably apparent from the face of such disclosure. Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive, and are qualified in their entirety by reference to the text of the documents described, true and complete copies of which have been provided to the Investors or their respective counsel.

<u>Section 2.9</u>

In November of 2020, the Company received a communication notifying them that the phrase "Seed to Bank", which the Company was using in certain marketing materials and on its website, was trademarked. The Company has stopped using such phrase and has received no further communication from the notifying party.

<u>Section 2.13</u>

The Company has identified an unpaid payroll tax liability of approximately $100,000, plus potential penalties and interest, and has begun discussions with the IRS to resolve the liability.

<u>Section 2.17</u>

(a)

The Company has obligations for payments for legal services, tax preparation, software development, and payroll taxes in the principal amount of approximately $200,000,.

(b)

ACTIVE 54914738v2

(ii)

The Company owes approximately $69,500 to Paul Bush, $15,000 to Kenneth Tallo, $5,780 to Goodees Inc. and $5,480 to Will Martindale for amounts advanced to the Company.

The Company owes a total of $60,000.00 to directors, officers and employees for loans, equipment and services.

Reference is made to the disclosure in Section 2.13.

(iii)

The Company has made loans to two officers and a founder which total $191,406.00.

(f)

The Company owes a total of $60,000.00 to directors, officers and employees for loans, equipment and services.

Section 2.18

(a)

Reference is made to the disclosure in Section 2.17(b)(iii).

The Company owes approximately $69,500 to Paul Bush, $15,000 to Kenneth Tallo, $5,780 to Goodees Inc. and $5,480 to Will Martindale for amounts advanced to the Company.

The Company owes a total of $60,000.00 to directors, officers and employees for loans, equipment and services.

Board Observer Rights letter with Will Martindale, dated March 5, 2021.

Certain officers, directors, advisors, investors, or employees of the Company, or affiliate thereof, are parties to the Transaction Agreements.

(b)

Reference is made to the disclosure in Section 2.17(b)(iii).

The Company owes approximately $69,500 to Paul Bush, $15,000 to Kenneth Tallo, $5,780 to Goodees Inc. and $5,480 to Will Martindale for amounts advanced to the Company.

The Company owes a total of $60,000.00 to directors, officers and employees for loans, equipment and services.

DocuSign Envelope ID: 71217958-1151-4966-B36F-1FF5592BF2B1

<u>Section 2.22</u>

(b)

Reference is made to the disclosure in Section 2.17(f).

Reference is made to the disclosure in Section 2.13.

(d)

A former employee of the Company who was promised an option to purchase up to 62,500 shares of non-voting Common Stock departed the Company approximately halfway through his vesting period and prior to receiving any option award documents. The Company is in discussions with the individual and may give him a limited opportunity to exercise some portion of his option. The Company has reserved 40,000 shares of non-voting Common Stock in connection with this potential issuance.

SCHEDULE A

SCHEDULE OF INVESTORS

EXHIBIT D

Video Transcript

This transcript was exported on Jul 28, 2021 - view latest version here.

Jontae James (00:01):

Cannabis businesses have a recurring nightmare. They go to open a business banking account and get rejected. They have investors who want to invest, but they have no place to wire the funds. They have cash, but can't deposit it. This isn't a nightmare. It's reality.

Jontae James (00:26):

NatureTrak's mission is to enhance the legitimacy of the cannabis industry through real-time transparency and risk management. Empowering all stakeholders from seed to bank.

Jontae James (00:39):

The problem is financial institutions banking cannabis businesses are exposed to significant legal, operational, and regulatory risks. The cannabis industry is complex, and existing risk management compliance solutions provide inadequate transparency.

Jontae James (00:56):

The solution is NatureTrak's cannabis banking as-a-service, a full suite of federal and state exam-tested compliance tools for any financial institution banking cannabis. A proprietary technology M.A.D., or Marijuana Anomaly Detection, aggregates the data from seed to bank, track and trace, POS, logistics, e-commerce, payments. This allows us to track the product and the money.

Jontae James (01:27):

To date, NatureTrak's platform has enabled $1.2 billion in cannabis-related transaction.

Jontae James (01:35):

NatureTrak is poised to scale. 15 states have legalized recreational marijuana. 31 states have legalized medical marijuana. Another 13 states are expected to legalize recreational or medical marijuana in 2021. The S.A.F.E Banking Act, when passed, will open up the floodgates for federally insured institutions to openly bank cannabis. The M.O.R.E Act, when passed, will be deschedule cannabis and make it federally legal.

Jontae James (02:07):

The expansive growth of the cannabis industry in the United States will drive the need for compliance and transparency for financial institutions. The marijuana industry is expected to be worth 83 billion by 2025. NatureTrak has leading technology, a fast-growing market, and with decades of experience in banking compliance, cannabis operations and technology, we have the right team to execute our plan.

Customer Video 1 Transcript

hi i'm chris kahl ceo of north bay
credit union
and i'm here to provide some background
and information on
our cannabis program and our
relationship with naturetrack
we started our cannabis program back in
2017.
we were one of the first financial
institutions in the state of california
to
offer services to the industry started
out very small
and grew the portfolio of our accounts
over time
and it quickly became apparent that
the manual compliance effort involved in
cannabis banking was
substantial and we needed to automate as
much as we could if we were going to
continue to grow
our portfolio and that's where we
reached out to naturetrack
we had first investigated other
compliance
solutions and found that
naturetrack was by far in a way
the most advanced and most progressive
of those players in in this area and had
the foresight to be doing some things
that other compliance
software tools were unable to provide
and so we
worked with them closely over the past
few years to develop
uh what we think is a state-of-the-art
um
top-of-the-line gold standard solution
for cannabis banking and working with
jontay
and sean and the rest of the nature
track team has been just a great
experience they've been very responsive
and they understand the industry they
understand our needs as a banker
and they help us design and develop
the tools that we need to safely
conduct cannabis banking it's our goal
to
to continue to grow our portfolio we are
offering accounts throughout california

and we anticipate taking on dozens
if not hundreds of more new accounts and
that's really only possible through
the technological solution that
naturetrack
provides us otherwise it would be too
expensive too many too much manual
effort
so we're very happy to have found
naturetrack and as i said it's been a
great experience working with them
you

Customer Video 2 Transcript

so when we before we had nature track

what we would do is we would

get copies of invoices and we would get

copies of sales reports out of point of

sale systems

and then we would match all of that

together look at if the checks match

look at the the dollars coming in for

deposits

and make sure that we could manually tie

them together to the best of our ability

we didn't have any

third-party way of validating that the

information was correct

because it's not really that difficult

to create an invoice but we

we did all of the vetting of our

customers of our members before we

onboarded them

and we only onboarded ones that we

thought we could that we thought we had

a good relationship and that provided

good transparency

but we really had no way of validating

what they were giving us was accurate

when we moved to nature track with being

with nature track being

integrated into metric we're able to see

the actual product move through the
supply chain
so we know when we when somebody
deposits cash with us
we're able to tie that cash that sales
to
metric data and to seeing the cash
received from their accounting so now
we tie that whole picture together
before we were not able to do that
besides the software solution one of the
like a big part of the value that the
nature track team has brought to
my compliance team is really the
knowledge around how the cannabis
industry works and what i mean not from
a banking regulatory but literally
the supply chain so we discovered a lot
of things like
within metric these you know
distributors to distributor didn't have
to put dollar amounts in
so we had a lot of just needing to
understand
how the industry worked itself and with
jonte and ron and the team
they've really helped us understand how
all that comes together
and then conversely because they are
a small dynamic team they could they
could quickly pivot and make the changes
to the software
to support what we were learning about
the way our
members actually ran their businesses
so whether that was integrating 150
different accounting softwares
or understanding the supply chain and
how product moves through the supply
chain

how people either include excise tax in
their invoices or they don't
they've been able to to customize and
make the system work for all
bunch of different scenarios which is
huge so it's just you know as we know
our customer
they help us understand how the customer
is going to
how their part of the supply chain works
and then i think we do a better job
together of managing those accounts both
from
knowledge and also from the software
you